Adecoagro S.A.

Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Adecoagro S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Adecoagro S.A. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Changes in Accounting Principles

As discussed in Note 35.1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for property, plant and equipment in 2018.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Level 3 Biological Assets

As described in Notes 16, 34 (b) and 35.11 to the consolidated financial statements, the total fair value of the Company’s level 3 biological assets related to sown land - crops, sown land - rice and sown land - sugarcane was US$ 115 million at December 31, 2019. Fair value of these biological assets is determined by management using a discounted cash flows model which requires the input of highly subjective assumptions including significant unobservable inputs. The discounted cash flow model included significant judgements and assumptions relating to management’s cash flow projections including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and others cost and estimated discount rate.

The principal considerations for our determination that performing procedures relating to the valuation of the Company’s level 3 biological assets related to sown land - crops, sown land - rice and sown land - sugarcane is a critical audit matter are there was significant judgment by management when developing the fair value measurement. This in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and others cost and estimated discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the Company’s level 3 biological assets related to sown land - crops, sown land - rice and sown land - sugarcane. These procedures also included, among others, evaluating the significant assumptions and methods used by management in developing the fair value measurement including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and others cost and estimated discount rate. Evaluating management’s assumptions involved evaluating whether these assumptions were reasonable considering the consistency with external information and past records and testing management’s sensitivity analysis of certain significant assumptions. Professionals with specialized skill and knowledge were used to assist in the evaluation of certain significant assumptions, including estimated yields at the point of harvest and estimated production cycle.

Property, Plant and Equipment and Goodwill Impairment Assessment- Cash Generating Units with Allocated Goodwill in Brazil

As described in Notes 12, 15, 34 (a) and 35.10 to the consolidated financial statements, the Company’s consolidated property, plant and equipment and goodwill balances at December 31, 2019 were US$ 1,493 million and US$ 20 million, respectively, of which US$ 652 million was allocated to the cash generating units with allocated goodwill in Brazil. The Company conducts an impairment test as of September 30 of each year, or more frequently if events or changes in circumstances indicate that the carrying value of the asset or cash generating unit may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset or cash generating unit exceeds its recoverable amount. The recoverable amounts are estimated for individual assets or, where an individual asset does not generate cash flows independently, the recoverable amount is estimated for the cash generating unit to which the asset belongs. The recoverable amount of the asset or the cash generating unit is the higher of the fair value less costs to sell and value in use. The recoverable amount of cash generating units with allocated goodwill in Brazil was determined based on value in use calculations. The determination of the value in use calculation required the use of significant estimates and assumptions related to management’s cash flow projections, including yield average growth rates, future pricing increases, future cost decrease, discount rates and perpetuity growth rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment of property, plant and equipment and goodwill associated with the cash generating units with allocated goodwill in Brazil is a critical audit matter are there was significant judgment by management when developing the value in use calculation of these cash generating units. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including yield average growth rates, future pricing increases, future cost decrease, discount rates and perpetuity growth rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of property, plant and equipment and goodwill associated with the cash generating units with allocated goodwill in Brazil, including controls over the valuation of the Company’s cash generating units. These procedures also included, among others, testing management’s process for developing the estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including yield average growth rates, future pricing increases, future cost decrease, discount rates and perpetuity growth rate. Evaluating management’s assumptions related to yield average growth rates, future pricing increases, future cost decrease, discount rates and perpetuity growth rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash generating units, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rate.

/s/ PRICE WATERHOUSE & CO. S.R.L.
/s/ (Partner)
Jorge Frederico Zabaleta

Buenos Aires, Argentina.
March 10, 2020.

We have served as the Company’s auditor since 2008.

Legal information

Denomination: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 122,381,815 common shares
Outstanding Capital stock: 117,086,050 common shares
Treasury shares: 5,295,765 common shares

Adecoagro S.A.
Consolidated Statements of Income
for the years ended December 31, 2019, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2019	2018	2017
Sales of goods and services rendered	4	887,138	793,239	933,178
Cost of goods sold and services rendered	5	(671,173)	(609,965)	(766,727)
Initial recognition and changes in fair value of biological assets and agricultural produce	16	68,589	16,195	63,220
Changes in net realizable value of agricultural produce after harvest		1,825	(909)	8,852
Margin on manufacturing and agricultural activities before operating expenses		286,379	198,560	238,523
General and administrative expenses	6	(57,202)	(56,080)	(57,299)
Selling expenses	6	(106,972)	(90,215)	(95,399)
Other operating income, net	8	(822)	104,232	43,763
Profit from operations		121,383	156,497	129,588
Finance income	9	9,908	8,581	11,744
Finance costs	9	(202,566)	(271,263)	(131,349)
Other financial results - Net gain of inflation effects on the monetary items	9	92,437	81,928	—
Financial results, net	9	(100,221)	(180,754)	(119,605)
Profit / (Loss) before income tax		21,162	(24,257)	9,983
Income tax (expense) / benefit	10	(20,820)	1,024	4,992
Profit / (Loss) for the year		342	(23,233)	14,975

Attributable to:
Equity holders of the parent		(772)	(24,622)	13,198
Non-controlling interest		1,114	1,389	1,777

(Loss) / Earnings per share from operations attributable to the equity holders of the parent during the year:
Basic earnings per share	11	(0.007)	(0.211)	0.109
Diluted earnings per share	11	(0.007)	(0.211)	0.108

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Comprehensive Income
for the years ended December 31, 2019, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2019	2018	2017
Profit / (Loss) for the year	342	(23,233)	14,975
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(27,828)	(121,296)	(21,233)
Cash flow hedge, net of income tax (Note 2)	(19,420)	(32,195)	12,608
- Items that will not be reclassified to profit or loss:
Revaluation surplus net of income tax (Note 12, 14)	(31,929)	405,906	—
Other comprehensive (loss) / income for the year	(79,177)	252,415	(8,625)
Total comprehensive (loss) / income for the year	(78,835)	229,182	6,350

Attributable to:
Equity holders of the parent	(75,437)	213,641	6,322
Non-controlling interest	(3,398)	15,541	28

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Financial Position
as of December 31, 2019 and 2018
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2019	2018
ASSETS
Non-Current Assets
Property, plant and equipment	12	1,493,220	1,480,439
Right of use assets	13	238,053	—
Investment property	14	34,295	40,725
Intangible assets	15	33,679	27,909
Biological assets	16	13,303	11,270
Deferred income tax assets	10	13,664	16,191
Trade and other receivables, net	19	44,993	38,820
Other assets		1,034	1,184
Total Non-Current Assets		1,872,241	1,616,538
Current Assets
Biological assets	16	117,133	94,117
Inventories	20	112,790	128,102
Trade and other receivables, net	19	127,338	158,686
Derivative financial instruments	18	1,435	6,286
Other assets		94	8
Cash and cash equivalents	21	290,276	273,635
Total Current Assets		649,066	660,834
TOTAL ASSETS		2,521,307	2,277,372
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	23	183,573	183,573
Share premium	23	901,739	900,503
Cumulative translation adjustment		(680,315)	(666,037)
Equity-settled compensation		15,354	16,191
Cash flow hedge	2	(76,303)	(56,884)
Other reserves		66,047	32,380
Treasury shares		(7,946)	(8,741)
Revaluation surplus		337,877	383,889
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		206,669	237,188
Equity attributable to equity holders of the parent		988,269	1,063,636
Non-controlling interest		40,614	44,509
TOTAL SHAREHOLDERS EQUITY		1,028,883	1,108,145
LIABILITIES
Non-Current Liabilities
Trade and other payables	26	3,599	211
Borrowings	27	780,202	718,484
Lease liabilities	28	174,570	—
Deferred income tax liabilities	10	165,508	168,171
Payroll and social liabilities	29	1,209	1,219
Provisions for other liabilities	30	2,936	3,296
Total Non-Current Liabilities		1,128,024	891,381
Current Liabilities
Trade and other payables	26	106,887	106,226
Current income tax liabilities		754	1,398
Payroll and social liabilities	29	25,208	25,978
Borrowings	27	188,078	143,632
Lease liabilities	28	41,814	—
Derivative financial instruments	18	1,423	283
Provisions for other liabilities	30	236	329
Total Current Liabilities		364,400	277,846
TOTAL LIABILITIES		1,492,424	1,169,227
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		2,521,307	2,277,372

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2019, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 23)	Share premium (Note 23)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Treasury shares	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2017	183,573	937,250	(533,120)	17,218	(37,299)	(1,859)	41,574	92,997	700,334	11,970	712,304
Profit for the year	—	—	—	—	—	—	—	13,198	13,198	1,777	14,975
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(19,484)	—	—	—	—	—	(19,484)	(1,749)	(21,233)
Cash flow hedge (*)	—	—	—	—	12,608	—	—	—	12,608	—	12,608
Other comprehensive income for the year	—	—	(19,484)	—	12,608	—	—	—	(6,876)	(1,749)	(8,625)
Total comprehensive income for the year	—	—	(19,484)	—	12,608	—	—	13,198	6,322	28	6,350

Employee share options (Note 24)
- Exercised	—	50	—	(21)	—	10	—	—	39	—	39
- Forfeited	—	—	—	(14)	—	—	—	14	—	—	—
Restricted shares (Note 24):
- Value of employee services	—	—	—	5,552	—	—	—	—	5,552	—	5,552
- Vested	—	4,149	—	(4,883)	—	734	—	—	—	—	—
Purchase of own shares (Note 23)	—	(32,515)	—	—	—	(5,852)	—	—	(38,367)	—	(38,367)
Dividends	—	—	—	—	—	—	—	—	—	(2,859)	(2,859)
Balance at December 31, 2017	183,573	908,934	(552,604)	17,852	(24,691)	(6,967)	41,574	106,209	673,880	9,139	683,019

(*) Net of (8,715) of income tax.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2019, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 23)	Share premium (Note 23)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other Reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2018	183,573	908,934	(552,604)	17,852	(24,691)	—	(6,967)	—	41,574	106,209	673,880	9,139	683,019
Adjustment of opening balance for the application of IAS 29	—	—	—	—	—	—	—	—	—	187.941	187,941	20.237	208,178
Total equity at the beginning of financial year	183,573	908,934	(552,604)	17,852	(24,691)	—	(6,967)	—	41,574	294,150	861,821	29,376	891,197
Loss for the year	—	—	—	—	—	—	—	—	—	(24,622)	(24,622)	1,389	(23,233)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(113,433)	—	—	—	—	—	—	—	(113,433)	(7,863)	(121,296)
Cash flow hedge (*)	—	—	—	—	(32,193)	—	—	—	—	—	(32,193)	(2)	(32,195)
- Items will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	383,889	—	—	383,889	22,017	405,906
Other comprehensive income for the year	—	—	(113,433)	—	(32,193)	—	—	383,889	—	—	238,263	14,152	252,415
Total comprehensive income for the year	—	—	(113,433)	—	(32,193)	—	—	383,889	—	(24,622)	213,641	15,541	229,182

Reserves for the benefit of government grants (1)	—	—	—	—	—	32,380	—	—	—	(32,380)	—	—	—
Employee share options (Note 24):
- Forfeited	—	—	—	(40)	—	—	—	—	—	40	—	—	—
Restricted shares (Note 24):
- Value of employee services	—	—	—	3,899	—	—	—	—	—	—	3,899	—	3,899
- Vested	—	4,775	—	(5,520)	—	—	745	—	—	—	—	—	—
Purchase of own shares (Note 23)	—	(13,206)	—	—	—	—	(2,519)	—	—	—	(15,725)	—	(15,725)
Dividends	—	—	—	—	—	—	—	—	—	—	—	(408)	(408)
Balance at December 31, 2018	183,573	900,503	(666,037)	16,191	(56,884)	32,380	(8,741)	383,889	41,574	237,188	1,063,636	44,509	1,108,145

(*) Net of 11,322 of Income tax.
(**) Net of 139,223 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 25).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2019, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 23)	Share premium (Note 23)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2019	183,573	900,503	(666,037)	16,191	(56,884)	32,380	(8,741)	383,889	41,574	237,188	1,063,636	44,509	1,108,145
Profit for the year	—	—	—	—	—	—	—	—	—	(772)	(772)	1,114	342
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(14,278)	—	—	—	—	(12,183)	—	—	(26,461)	(1,367)	(27,828)
Cash flow hedge (*)	—	—	—	—	(19,419)	—	—	—	—	—	(19,419)	(1)	(19,420)
- Items will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(28,785)	—	—	(28,785)	(3,144)	(31,929)
Reserve of the revaluation surplus derived from the disposals of assets (***)	—	—	—	—	—	—	—	(5,044)	—	5,044	—	—	—
Other comprehensive income for the year	—	—	(14,278)	—	(19,419)	—	—	(46,012)	—	5,044	(74,665)	(4,512)	(79,177)
Total comprehensive income for the year	—	—	(14,278)	—	(19,419)	—	—	(46,012)	—	4,272	(75,437)	(3,398)	(78,835)

Reserves for the benefit of government grants (1)	—	—	—	—	—	34,791	—	—	—	(34,791)	—	—	—
Restricted shares (Note 24):
- Value of employee services	—	—	—	3,612	—	—	—	—	—	—	3,612	—	3,612
- Vested	—	4,455	—	(4,449)	—	—	715	—	—	—	721	—	721
- Forfeited	—	—	—	—	—	5	(5)	—	—	—	—	—	—
- Granted	—	—	—	—	—	(1,129)	1,129	—	—	—	—	—	—
Purchase of own shares (Note 23)	—	(3,219)	—	—	—	—	(1,044)	—	—	—	(4,263)	—	(4,263)
Dividends	—	—	—	—	—	—	—	—	—	—	—	(497)	(497)
Balance at December 31, 2019	183,573	901,739	(680,315)	15,354	(76,303)	66,047	(7,946)	337,877	41,574	206,669	988,269	40,614	1,028,883

(*) Net of (6,752) of Income tax.
(**) Net of 2,978 of Income tax.
(***) Net of 14,691 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 25).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows
for the years ended December 31, 2019, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2019	2018	2017
Cash flows from operating activities:
Profit / (Loss) for the year		342	(23,233)	14,975
Adjustments for:
Income tax expense / (benefit)	10	20,820	(1,024)	(4,992)
Depreciation	12	173,208	153,034	150,071
Amortization	15	1,231	1,220	936
Depreciation of right of use assets	13	45,168	—	—
Loss from the disposal of other property items	8	329	95	986
Gain from the sale of farmland and other assets	8	(1,354)	(36,227)	—
Acquisition of subsidiaries	22	(149)	—	—
Net (loss) / gain from the Fair value adjustment of Investment properties	8	325	(13,409)	(4,302)
Equity settled share-based compensation granted	7	4,734	4,728	5,552
Gain from derivative financial instruments and forwards	8, 9	(469)	(51,504)	(38,679)
Interest, finance cost related to lease liabilities and other financial expense, net	9	62,653	44,347	53,446
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(1,720)	30,299	(14,645)
Changes in net realizable value of agricultural produce after harvest (unrealized)		481	647	(2,371)
Provision and allowances		2,778	2,126	825
Net gain of inflation effects on the monetary items	9	(92,437)	(81,928)	—
Foreign exchange losses, net	9	108,458	183,195	38,708
Cash flow hedge – transfer from equity	9	15,594	26,693	20,758
Subtotal		339,992	239,059	221,268
Changes in operating assets and liabilities:
Increase in trade and other receivables		(17,664)	(65,942)	(9,476)
(Increase) / Decrease in inventories		9,998	(41,531)	(4,089)
(Increase) / Decrease in biological assets		(27,037)	2,958	(18,013)
(Increase) / Decrease in other assets		(210)	(777)	2
Decrease in derivative financial instruments		3,997	50,021	40,910
Increase in trade and other payables		13,102	31,148	6,555
Increase in payroll and social security liabilities		2,565	5,876	1,953
(Decrease) / Increase in provisions for other liabilities		(351)	(430)	855
Net cash generated from operating activities before taxes paid		324,392	220,382	239,965
Income tax paid		(2,282)	(1,869)	(2,860)
Net cash generated from operating activities	(a)	322,110	218,513	237,105

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows (Continued)
for the years ended December 31, 2019, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2019	2018	2017
Cash flows from investing activities:
Acquisition of business, net of cash and cash equivalents acquired		683	—	—
Purchases of property, plant and equipment	12	(252,450)	(207,069)	(198,550)
Purchase of cattle and non current biological assets	16	(4,950)	(5,706)	(1,694)
Purchases of intangible assets	15	(8,617)	(3,321)	(2,141)
Interest received and others	9	8,139	7,915	11,230
Proceeds from disposal of other property items		2,652	1,748	2,820
Proceeds from the sale of farmland and other assets	22	5,833	31,511	—
Net cash used in investing activities	(b)	(248,710)	(174,922)	(188,335)

Cash flows from financing activities:
Issuance of senior notes	27	—	—	495,678
Proceeds from long-term borrowings	27	108,271	45,536	232,433
Payments of long-term borrowings	27	(101,826)	(124,349)	(602,700)
Proceeds from short-term borrowings	27	193,977	318,108	106,730
Payments of short-term borrowings	27	(127,855)	(190,630)	(64,787)
Interest paid		(57,662)	(50,021)	(41,612)
Prepayment related expenses		—	—	(6,080)
Proceeds from equity settled shared-based compensation exercised		—	—	39
Collection of derivatives financial instruments		1,481	(2,578)	(9,476)
Lease payments		(49,081)	—	—
Purchase of own shares		(4,263)	(15,725)	(38,367)
Dividends paid to non-controlling interest		(905)	(1,195)	(1,664)
Net cash (used) / generated from financing activities	(c)	(37,863)	(20,854)	70,194
Net increase in cash and cash equivalents		35,537	22,737	118,964
Cash and cash equivalents at beginning of year	21	273,635	269,195	158,568
Effect of exchange rate changes and inflation on cash and cash equivalents	(d)	(18,896)	(18,297)	(8,337)
Cash and cash equivalents at end of year	21	290,276	273,635	269,195

(a) Includes 23,550 and 7,598 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2019 and 2018, respectively.
(b) Includes 3,851 and 4,122 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2019 and 2018, respectively.
(c) Includes (14,340) and (8,231) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2019 and 2018, respectively.
(d) Includes (13,061) and (3,489) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2019 and 2018, respectively.

Non-cash investing and financing transactions disclosed in other notes are the seller financing of Subsidiaries in Note 22.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these consolidated financial statements.

Adecoagro is a Public Company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These consolidated financial statements have been approved for issue by the Board of Directors on March 10, 2020.

2.	Financial risk management

Risk management principles and processes

The Group’s activities are exposed to a variety of financial risks. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the Group’s capital costs by using suitable means of financing and to manage and control the Group’s financial risks effectively. The Group uses financial instruments to hedge certain risk exposures.

The Group’s approach to the identification, assessment and mitigation of risk is carried out by a Risk and Commercial Committee, which focuses on timely and appropriate management of risk.

The principal financial risks are related to raw material price, end-product price, exchange rate, interest rate, liquidity and credit. This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. These risks do not appear in any particular order of potential materiality or probability of occurrence.

In Argentina, recent economical events forced the government to impose certain restrictions in the exchange markets, such as:

–	Set specific deadlines to enter and settle exports

–	Prior authorization of the BCRA for the formation of external assets for companies

–	Prior authorization of the BCRA for the payment of debts related to companies abroad

–	Deferral of payment of certain public debt instruments.

–	Fuel price control

•	Exchange rate risk

The Group’s cash flows, statement of income and statement of financial position are presented in U.S. Dollars and may be affected by fluctuations in exchange rates. Currency risks as defined by IFRS 7 arise on account of monetary assets and liabilities being denominated in a currency that is not the functional currency.

A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries (primarily the Brazilian Reais and the Argentine Peso). However, the Group may transact in currencies other than the respective functional currencies, mainly the U.S. Dollars. As such, these subsidiaries may hold U.S. Dollar denominated monetary balances at each year-end as indicated in the tables below.

The Group’s net financial position exposure to the U.S. Dollar is managed on a case-by-case basis, partly by hedging certain expected cash flows with foreign exchange derivative contracts.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

The following tables show the net monetary position of the respective subsidiaries within the Group categorized by functional currency. Non-U.S. Dollar amounts are presented in U.S. Dollars for purpose of these tables.

	2019 (*)
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Argentine Peso	(19,733)	—	—	(560)	(20,293)
Brazilian Reais	—	(196,081)	—	—	(196,081)
U.S. Dollar	(317,296)	(438,604)	21,586	48,091	(686,223)
Uruguayan Peso	—	—	(2,086)	—	(2,086)
Total	(337,029)	(634,685)	19,500	47,531	(904,683)

(*) It includes lease liabilities for the adoption of IFRS 16 (See Note 35.1)

	2018
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Argentine Peso	(21,757)	—	—	—	(21,757)
Brazilian Reais	—	35,884	—	—	35,884
U.S. Dollar	(260,372)	(480,501)	24,512	115,681	(600,680)
Uruguayan Peso	—	—	(909)	—	(909)
Total	(282,129)	(444,617)	23,603	115,681	(587,462)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the U.S. Dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/depreciation of the U.S. Dollar against the respective functional currencies for the years ended December 31, 2019 and 2018 would have decreased/increased the Group’s Profit before income tax for the year. A 10% depreciation of the U.S. Dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would have been recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars (see Hedge Accounting - Cash Flow Hedge below for details).

		Functional currency
Net monetary position		Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
2019	U.S. Dollar	(31,730)	(43,860)	2,159	(73,431)
2018	U.S. Dollar	(26,037)	(48,050)	2,451	(71,636)

The tables above only consider the effect of a hypothetical appreciation / depreciation of the U.S. Dollars on the Group’s net financial position. A hypothetical appreciation / depreciation of the U.S. Dollar against the functional currencies of the Group’s subsidiaries has historically had a positive / negative effect, respectively, on the fair value of the Group’s biological assets and the end prices of the Group’s agriculture produce, both of which are generally linked to the U.S. Dollar.

Hedge Accounting Cash Flow Hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars using a portion of its borrowings denominated in U.S. Dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

Principal amounts of long-term borrowings (non-derivative financial instruments) and notional values of foreign currency forward contracts (derivative financial instruments) were designated as hedging instruments. These instruments are exposed to Brazilian Reais/ U.S. Dollar foreign currency risks related to operations in Brazil and Argentine Peso/U.S. Dollar in Argentina, respectively. As of December 31, 2019 and 2018, approximately 30.2% and 19.5%, respectively, of projected sales qualify as highly probable forecast transactions for hedge accounting purposes and were designated as hedged items.

The Group has prepared formal documentation in order to support the designation above, including an explanation of how the designation of the hedging relationship is aligned with the Group’s Risk Management Policy, identification of the hedging instrument, the hedged transactions, the nature of the risk being hedged and an analysis which demonstrates that the hedge is expected to be highly effective. The Group reassesses the prospective and retrospective effectiveness of the hedge on an ongoing basis comparing the foreign currency component of the carrying amount of the hedging instruments and of the highly probable future sales.

Under cash flow hedge accounting, effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the periods when the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting the strategy in the Group’s Risk Management Policy.

The Company expects that the cash flows will occur and affect profit or loss between 2020 and 2024.

For the year ended December 31, 2019, a total amount before income tax of US$ 54,312 gain (US$ 75,822 gain in 2018) was recognized in other comprehensive income and an amount of US$ 15,594 loss (US$ 26,693 loss in 2018) was reclassified from equity to profit or loss within “Financial results, net”.

•	Raw material price risk

Inflation in the costs of raw materials and goods and services from industry suppliers and manufacturers presents risks to project economics. A significant portion of the Group’s cost structure includes the cost of raw materials primarily seeds, fertilizers and agrochemicals, among others. Prices for these raw materials may vary significantly.

•	End-product price risk

Prices for commodity products have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which affect the profitability of entities engaged in the agribusiness industry. The Group combines different actions to minimize price risk. A percentage of crops are to be sold during and post harvest period. The Group manages minimum and maximum prices for each commodity as well as gross margin per each crop as to decide when and how to sell. End-product price risks are hedged if economically viable and possible by entering into forward contracts with major trading houses or by using derivative financial instruments, consisting mainly of crops and sugar future contracts, but also includes occasionally put and call options. A movement in end-product futures prices would result in a change in the fair value of the end product hedging contracts. These fair value changes, after taxes, are recorded in the consolidated statement of income.

Contract positions are designed to ensure that the Group would receive a defined minimum price for certain quantities of its production. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Group has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Group does not expect any material losses as a result of counterparty defaults. The Group is also obliged to pay margin deposits and premiums for these instruments. These estimates represent only the sensitivity of the financial instruments to market risk and not the Group exposure to end product price risks as a whole, since the crops and cattle products sales are not financial instruments within the scope of IFRS 7 disclosure requirements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

•	Liquidity risk

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, and that borrowing facilities are not available to meet cash requirements. Failure to manage liquidity risks could have a material impact on the Group’s cash flow and statement of financial position.
Prudent liquidity risk management includes managing the profile of debt maturities and funding sources close oversight of cash flows projections, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. The Group's ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate available funding lines from high quality lenders; and reaching to have long-term financial facilities. During 2017 the Company issued a 10 years Note, which improved the maturity of the borrowings (see Note 26).

As of December 31, 2019, cash and cash equivalents of the Group totaled U$S 290.3 million, which could be used for managing liquidity risk.

The tables below analyzes the Group’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for short-term payables where discounting is not applied.

At December 31, 2019	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	94,821	3,399	30	170	98,420
Borrowings	122,403	154,682	230,058	681,819	1,188,962
Leases Liabilities	46,370	52,372	89,259	121,081	309,082
Derivative financial instruments	1,423	—	—	—	1,423
Total	265,017	210,453	319,347	803,070	1,597,887

At December 31, 2018	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	95,956	6	18	187	96,167
Borrowings	190,671	74,478	286,557	636,836	1,188,542
Derivative financial instruments	258	25	—	—	283
Total	286,885	74,509	286,575	637,023	1,284,992

•	Interest rate risk

The Group’s interest rate risk arises from long-term borrowings at floating rates, which expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The interest rate profile of the Group's borrowings is set out in Note 27.

The Group occasionally manages its cash flow interest rate risk exposure by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates.

The following tables show a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases). These analyses are performed after giving effect to interest rate swaps.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

The analysis for the year ended December 31, 2019 and 2018 is as follows:

	2019
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Fixed rate:
Argentine Peso	549	—	—	—	549
Brazilian Reais	—	142,142	—	—	142,142
U.S. Dollar	128,464	77,378	15,113	504,814	725,769
Subtotal fixed-rate borrowings	129,013	219,520	15,113	504,814	868,460
Variable rate:
Brazilian Reais	—	13,604	—	—	13,604
U.S. Dollar	79,339	6,877	—	—	86,216
Subtotal variable-rate borrowings	79,339	20,481	—	—	99,820
Total borrowings as per statement of financial position	208,352	240,001	15,113	504,814	968,280

	2018
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Fixed rate:
Argentine Peso	2,320	—	—	—	2,320
Brazilian Reais	—	62,939	—	—	62,939
U.S. Dollar	49,218	87,722	16,510	504,368	657,818
Subtotal fixed-rate borrowings	51,538	150,661	16,510	504,368	723,077
Variable rate:
Brazilian Reais	—	19,329	—	—	19,329
U.S. Dollar	111,453	7,662	—	—	119,115
Subtotal variable-rate borrowings	111,453	26,991	—	—	138,444
Total borrowings as per analysis	162,991	177,652	16,510	504,368	861,521
Finance leases	595	—	—	—	595
Total borrowings as per statement of financial position	163,586	177,652	16,510	504,368	862,116

For the years ended December 31, 2019 and 2018, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Profit before income tax for the years would have decreased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income statement.

	2019
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Variable rate:
Brazilian Reais	—	(136)	—	—	(136)
U.S. Dollar	(793)	(69)	—	—	(862)
Total effects on profit before income tax	(793)	(205)	—	—	(998)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

	2018
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reias	Uruguayan Peso	U.S. Dollar	Total
Variable rate:
Brazilian Reais	—	(193)	—	—	(193)
U.S. Dollar	(1,115)	(77)	—	—	(1,192)
Total effects on profit before income tax	(1,115)	(270)	—	—	(1,385)

The sensitivity analysis has been determined assuming that the change in interest rates had occurred at the date of the statement of financial position and had been applied to the exposure to interest rate risk for financial instruments in existence at that date. The 100 basis point increase or decrease represents management's assessment of a reasonable possible change in those interest rates, which have the most impact on the Group, specifically the United States and Brazilian rates over the period until the next annual statement of financial position date.

•	Credit risk

The Group’s exposures to credit risk arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. The Group is also exposed to political and economic risk events, which may cause non-payment of foreign currency obligations to the Group.

The Group’s policy is to manage credit exposure to trading counterparties within defined trading limits. All of the Group’s significant counterparties are assigned internal credit limits.

The Group sells to a large base of customers. Type and class of customers may differ depending on the Group’s business segments. For the years ended December 31, 2019 and 2018, more than 96% and 87%, respectively, of the Group’s sales of crops were sold to 42 and 49 well-known customers (both multinational and local) with good credit history with the Group. In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 52 and 54 customers, which represented 100% of total sales of ethanol for the years ended December 31, 2019 and 2018, respectively. Approximately 86% and 99% of the Group’s sales of sugar were concentrated in 66 and 19 well-known traders for the years ended December 31, 2019 and 2018, respectively. The remaining 14% and 1%, which mainly relates to “crystal sugar”, were dispersed among several customers. In 2019 and 2018, energy sales are 94% and 97% concentrated in 55 major customers. In the dairy segment, 70% and 92% of the sales were concentrated in 36 and 21 well-known customers in 2019 and 2018, respectively.

No credit limits were exceeded during the reporting periods and management does not expect any losses from non-performance by these counterparties. If any of the Group’s customers are independently rated, these ratings are used. Otherwise, the Group assesses the credit quality of the customer taking into account its financial position, past experience and other factors (see Note 18 for details). The Group may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate. Sales to customers are primarily made by credit with customary payment terms. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance. The Group’s exposure of credit risk arising from trade receivables is set out in Note 19.

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. As of December 31, 2019 and 2018, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to transact with banks rated “BBB+” or higher. As of December 31, 2019 and 2018, 8 and 5 banks (primarily JP Morgan, HSBC, Banco Safra, Banco do Brasil, Banco Bradesco, Banco Santander, Credit Agricole and Banco ABC) accounted for more than 85% and 78%, respectively, of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2019, the Group invested in fixed-term bank deposits with mainly six bank (HSBC, Credit Agricole, Banco do Brasil, Banco Safra, Banco Bradesco and Banco ABC) and also entered into derivative contracts (currency forward). The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 21.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and commodity price risk. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to any one counterparty based on an analysis of that counterparty's relative credit standing. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty's obligations exceed the obligations with that counterparty.

The Group also entered into crop commodity futures traded in the established trading markets of Argentina and Brazil through well-rated brokers. Management does not expect any counterparty to fail to meet its obligations.

•	Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or buy own shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt. During the year ended December 31, 2019, the strategy was to maintain the gearing ratio within 0.40 to 0.60, as follows:

	2019	2018
Total debt	968,280	862,116
Total equity	1,028.883	1,108,145
Total capital	1,997,163	1,970,261
Gearing ratio	0.48	0.44

•	Derivative financial instruments

As part of its business operations, the Group uses a variety of derivative financial instruments to manage its exposure to the financial risks discussed above. As part of this strategy, the Group may enter into derivatives of (i) interest rate to manage the composition of floating and fixed rate debt; (ii) currency to manage exchange rate risk, and (iii) crop (future contracts and put and call options) to manage its exposure to price volatility stemming from its integrated crop production activities. The Group’s policy is not to use derivatives for speculative purposes.

Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the financial statements. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to the Group’s contracts generally are large institutions with credit ratings equal to or higher than BBB+. The Group continually monitors the credit rating of such counterparties and seeks to limit its financial exposure to any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Group’s exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the Group’s obligations to the counterparties.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

▪	Futures/ options

As of December 31, 2019:

	2019
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	221	923	445	(446)
Soybean	107	7,118	759	(687)
Wheat	13	515	(28)	28
Sugar	101,498	29,409	(1,342)	1,155
Total	101,839	37,965	(166)	50

As of December 31, 2018:

	2018
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	(97)	(14,791)	(209)	(209)
Soybean	25	8,089	527	177
Wheat	(14)	(2,483)	(11)	(85)
Sugar	208,837	64,753	5,483	12,765
Options:
Buy put
Sugar	6,326	128	267	393
Sell call
Sugar	1,118	132	(25)	(156)
Total	216,195	55,828	6,032	12,885
(*) Included in the line item “(Loss) / Gain from commodity derivative financial instruments” of Note 8.
(**) All quantities expressed in tons and m3.
Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

▪	Foreign currency floating-to-fixed interest rate swap

In July 2016 the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a Reais 90 million loan with Bradesco. The loan bears interest at a variable rate of CDI (an interbanking floating interest rate in US$) plus 2.1% per year. At same moment and with same bank, the Company entered into a swap operation, which intention was to effectively convert the  principal amount and interest rate denominated in Reais, to a principal amount an interest rate denominated in US$, plus a fixed rate of 6.55%. The swap expired on September 2017. As of expiration date, the group recognized in 2017 a gain of US$ 3 million included whitin "Financial Results, net.”

▪	Currency forward

During the year ended December 31, 2019 the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against the U.S. Dollar for a total aggregate amount of US$ 5.1 million. The currency forward contracts entered in 2019 had maturity dates ranging between February 2020 and October 2020. These contracts resulted in a recognition of a loss of US$ 1,1 million and US$ 2.0 million in 2019 and 2018 respectively.

During the year ended on December 31, 2018, the Group entered into several currency forward contracts in order to hedge the fluctuation of the U.S. Dollar against Euro for a total notional amount of US$ 4.9 million. The currency forward contracts maturity date was January 2019. The outstanding contracts resulted in the recognition of a gain amounting to US$ 0.1 million in 2018.

Gains and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

▪	Euro-bob price swap

As Petrobras (the Brazilian oil state company) started to track the movements of the international gasoline to set its domestic prices in 2017, the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a swap operation in March 2018, which intention was to mitigate the effects of the gasoline volatility in the ethanol prices sold by the company. The swaps expired according to the due dates and as of December 31, 2018 all the swaps positions were already liquidated. The Group recorded a loss of US$ 1.6 million.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information

According to IFRS 8, operating segments are identified based on the ‘management approach’. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Management Committee. IFRS 8 stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The Company’s ‘Farming’ is further comprised of five reportable segments:

•The Company’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•The Company’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice.

•The Company’s ‘Dairy’ Segment consists of the production and sale of raw milk and industrialized products, including UHT, cheese and powder milk among others.

•The Company’s ‘All Other Segments’ consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure, namely, Coffee and Cattle.

•The Company’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•The Company’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

Total segment assets and liabilities are measured in a manner consistent with that of the consolidated financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

Effective July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100%. Accordingly, Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 from July 1, 2018. (Please see Note 33 - Basis of preparation and presentations).

According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income should be expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, the Group’s reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”.

The re-measurement and translation processes are applied on a monthly basis until year-end. Due to this process, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

Following the adoption of IAS 29 to the Argentine operations of the Group, management revised the information reviewed by the CODM. Accordingly, as from July 1, 2018, (commencement of hyper-inflation accounting in Argentina), the information provided to the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes as follows. The segment results of the Argentinean operations for each reporting period were adjusted for inflation and translated into the Group’s reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 procedures outlined above. From January 1, 2018 through June 30, 2018, the Group’s segment results were still based on the IFRS measurement principles adopted until June 30, 2018.

In order to evaluate the economic performance of businesses on a monthly basis, results of operations in Argentina are based on monthly data that has been adjusted for inflation and converted into the average exchange rate of the U.S. Dollar each month. These already converted figures are subsequently not readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the company uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

The Group’s CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

The following tables show a reconciliation of each reportable segment as per the information reviewed by the CODM and the reportable segment measured in accordance with IAS 29 and IAS 21 as per the consolidated financial statements for the years ended December 31, 2019 and 2018.

Segment reconciliation for the year ended December 31, 2019:

	2019
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	168,938	(2,492)	166,446	102,162	(1,006)	101,156	84,767	(945)	83,822
Cost of goods and services rendered	(159,197)	2,687	(156,510)	(74,480)	529	(73,951)	(77,532)	838	(76,694)
Initial recognition and changes in fair value of biological assets and agricultural produce	30,290	(549)	29,741	13,194	(979)	12,215	13,741	(231)	13,510
Gain from changes in net realizable value of agricultural produce after harvest	1,542	283	1,825	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	41,573	(71)	41,502	40,876	(1,456)	39,420	20,976	(338)	20,638
General and administrative expenses	(5,446)	(87)	(5,533)	(6,752)	147	(6,605)	(4,188)	90	(4,098)
Selling expenses	(12,852)	128	(12,724)	(21,072)	498	(20,574)	(6,252)	18	(6,234)
Other operating income, net	(1,133)	(225)	(1,358)	282	(15)	267	(635)	(68)	(703)
Profit from Operations Before Financing and Taxation	22,142	(255)	21,887	13,334	(826)	12,508	9,901	(298)	9,603

Depreciation and amortization	(4,662)	44	(4,618)	(6,994)	171	(6,823)	(5,064)	98	(4,966)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	—	—	—	—	—	—

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

	2019
	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	3,904	27	3,931	—	—	—	891,554	(4,416)	887,138
Cost of goods and services rendered	(3,412)	(40)	(3,452)	—	—	—	(675,187)	4,014	(671,173)
Initial recognition and changes in fair value of biological assets and agricultural produce	(40)	53	13	—	—	—	70,295	(1,706)	68,589
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	1,542	283	1,825
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	452	40	492	—	—	—	288,204	(1,825)	286,379
General and administrative expenses	(167)	17	(150)	(19,319)	428	(18,891)	(57,797)	595	(57,202)
Selling expenses	(171)	(11)	(182)	(165)	23	(142)	(107,628)	656	(106,972)
Other operating income, net	(956)	602	(354)	(175)	23	(152)	(1,137)	315	(822)
Profit from Operations Before Financing and Taxation	(842)	648	(194)	(19,659)	474	(19,185)	121,642	(259)	121,383

Depreciation and amortization	(181)	4	(177)	(20)	20	—	(174,578)	337	(174,241)
Net (loss) / gain from Fair value adjustment of investment property	(927)	602	(325)	—	—	—	(927)	602	(325)

Sugar, Ethanol and Energy, and Land Transformation segments have not been reconciled due to the lack of differences.

Segment reconciliation for the year ended December 31, 2018:

	2018
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	164,538	(9,120)	155,418	100,013	(4,610)	95,403	33,201	(3,491)	29,710
Cost of goods and services rendered	(165,988)	9,052	(156,936)	(75,739)	766	(74,973)	(31,488)	3,361	(28,127)
Initial recognition and changes in fair value of biological assets and agricultural produce	36,422	(7,755)	28,667	8,967	(4,842)	4,125	7,295	(1,840)	5,455
Gain from changes in net realizable value of agricultural produce after harvest	2,704	(3,613)	(909)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	37,676	(11,436)	26,240	33,241	(8,686)	24,555	9,008	(1,970)	7,038
General and administrative expenses	(4,239)	37	(4,202)	(5,070)	(869)	(5,939)	(2,034)	(246)	(2,280)
Selling expenses	(5,921)	474	(5,447)	(15,465)	1,375	(14,090)	(983)	41	(942)
Other operating income, net	5,422	1,741	7,163	275	(58)	217	(1,055)	58	(997)
Profit from Operations Before Financing and Taxation	32,938	(9,184)	23,754	12,981	(8,238)	4,743	4,936	(2,117)	2,819

Depreciation and amortization	(1,697)	(329)	(2,026)	(5,846)	5,840	(6)	(2,253)	(280)	(2,533)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	—	—	—	—	—	—

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

	2018
	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	1,919	(149)	1,770	—	—	—	810,609	(17,370)	793,239
Cost of goods and services rendered	(1,412)	99	(1,313)	—	—	—	(623,243)	13,278	(609,965)
Initial recognition and changes in fair value of biological assets and agricultural produce	(806)	(393)	(1,199)	—	—	—	31,025	(14,830)	16,195
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	2,704	(3,613)	(909)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	(299)	(443)	(742)	—	—	—	221,095	(22,535)	198,560
General and administrative expenses	(155)	(9)	(164)	(19,626)	1,433	(18,193)	(56,426)	346	(56,080)
Selling expenses	(165)	16	(149)	(178)	33	(145)	(92,154)	1,939	(90,215)
Other operating income, net	10,668	2,728	13,396	(167)	36	(131)	99,727	4,505	104,232
Profit from Operations Before Financing and Taxation	10,049	2,292	12,341	(19,971)	1,502	(18,469)	172,242	(15,745)	156,497

Depreciation and amortization	(171)	(6)	(177)	—	—	—	(153,169)	(1,085)	(154,254)
Net (loss) / gain from Fair value adjustment of investment property	10,680	2,729	13,409	—	—	—	10,680	2,729	13,409

Sugar, Ethanol and Energy, and Land Transformation segments have not been reconciled due to the lack of differences.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

Segment analysis for the year ended December 31, 2019

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	168,938	102,162	84,767	3,904	359,771	531,783	—	—	891,554
Cost of goods sold and services rendered	(159,197)	(74,480)	(77,532)	(3,412)	(314,621)	(360,566)	—	—	(675,187)
Initial recognition and changes in fair value of biological assets and agricultural produce	30,290	13,194	13,741	(40)	57,185	13,110	—	—	70,295
Changes in net realizable value of agricultural produce after harvest	1,542	—	—	—	1,542	—	—	—	1,542
Margin on manufacturing and agricultural activities before operating expenses	41,573	40,876	20,976	452	103,877	184,327	—	—	288,204
General and administrative expenses	(5,446)	(6,752)	(4,188)	(167)	(16,553)	(21,925)	—	(19,319)	(57,797)
Selling expenses	(12,852)	(21,072)	(6,252)	(171)	(40,347)	(67,116)	—	(165)	(107,628)
Other operating income, net	(1,133)	282	(635)	(956)	(2,442)	126	1,354	(175)	(1,137)
Profit / (loss) from operations before financing and taxation	22,142	13,334	9,901	(842)	44,535	95,412	1,354	(19,659)	121,642

Depreciation and amortization	(4,662)	(6,994)	(5,064)	(181)	(16,901)	(157,657)	—	(20)	(174,578)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	(927)	(927)	—	—	—	(927)
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	8,022	—	8,022
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	6,091	509	(3,957)	(72)	2,571	(851)	—	—	1,720
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	24,199	12,685	17,698	32	54,614	13,961	—	—	68,575
Changes in net realizable value of agricultural produce after harvest (unrealized)	(481)	—	—	—	(481)	—	—	—	(481)
Changes in net realizable value of agricultural produce after harvest (realized)	2,023	—	—	—	2,023	—	—	—	2,023

Farmlands and farmland improvements, net	474,922	142,864	611	52,874	671,271	63,594	—	—	734,865
Machinery, equipment and other fixed assets, net	29,038	25,425	74,403	507	129,373	316,304	—	—	445,677
Bearer plants, net	592	—	—	—	592	252,928	—	—	253,520
Work in progress	11,457	15,669	15,394	1,214	43,734	15,424	—	—	59,158
Right of use assest	4,378	567	371	—	5,316	231,832	—	905	238,053
Investment property	—	—	—	34,295	34,295	—	—	—	34,295
Goodwill	9,896	3,890	—	817	14,603	5,417	—	—	20,020
Biological assets	38,404	21,484	11,521	3,673	75,082	55,354	—	—	130,436
Finished goods	17,830	5,805	4,779	—	28,414	36,864	—	—	65,278
Raw materials, stocks held by third parties and others	17,187	4,876	5,156	90	27,309	20,203	—	—	47,512
Total segment assets	603,704	220,580	112,235	93,470	1,029,989	997,920	—	905	2,028,814
Borrowings	28,045	45,602	100,262	—	173,909	240,001	—	554,370	968,280
Lease liabilities	4.857	490	378	—	5,725	209,700	—	959	216,384
Total segment liabilities	32,902	46,092	100,640	—	179,634	449,701	—	555,329	1,184,664

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Segment analysis for the year ended December 31, 2018

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	164,538	100,013	33,201	1,919	299,671	510,938	—	—	810,609
Cost of goods sold and services rendered	(165,988)	(75,739)	(31,488)	(1,412)	(274,627)	(348,616)	—	—	(623,243)
Initial recognition and changes in fair value of biological assets and agricultural produce	36,422	8,967	7,295	(806)	51,878	(20,853)	—	—	31,025
Changes in net realizable value of agricultural produce after harvest	2,704	—	—	—	2,704	—	—	—	2,704
Margin on manufacturing and agricultural activities before operating expenses	37,676	33,241	9,008	(299)	79,626	141,469	—	—	221,095
General and administrative expenses	(4,239)	(5,070)	(2,034)	(155)	(11,498)	(25,302)	—	(19,626)	(56,426)
Selling expenses	(5,921)	(15,465)	(983)	(165)	(22,534)	(69,442)	—	(178)	(92,154)
Other operating income, net	5,422	275	(1,055)	10,668	15,310	48,357	36,227	(167)	99,727
Profit / (loss) from operations before financing and taxation	32,938	12,981	4,936	10,049	60,904	95,082	36,227	(19,971)	172,242

Depreciation and amortization	(1,697)	(5,846)	(2,253)	(171)	(9,967)	(143,202)	—	—	(153,169)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	10,680	10,680	—	—	—	10,680
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	8,205	(181)	(599)	102	7,527	(37,808)	—	—	(30,281)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	28,217	9,148	7,894	(908)	44,351	16,955	—	—	61,306
Changes in net realizable value of agricultural produce after harvest (unrealized)	(647)	—	—	—	(647)	—	—	—	(647)
Changes in net realizable value of agricultural produce after harvest (realized)	3,351	—	—	—	3,351	—	—	—	3,351

Farmlands and farmland improvements, net	547,842	173,481	727	22,891	744,941	51,567	—	—	796,508
Machinery, equipment and other fixed assets, net	5,049	23,135	32,821	459	61,464	338,607	—	—	400,071
Bearer plants, net	427	—	—	—	427	232,529	—	—	232,956
Work in progress	8,690	5,214	14,317	18	28,239	22,665	—	—	50,904
Investment property	—	—	—	40,725	40,725	—	—	—	40,725
Goodwill	9,463	4,142	—	2,110	15,715	5,635	—	—	21,350
Biological assets	27,347	17,173	10,298	3,094	57,912	47,475	—	—	105,387
Finished goods	29,144	9,507	1,170	—	39,821	39,937	—	—	79,758
Raw materials,Stocks held by third parties and others	15,834	7,394	2,217	121	25,566	22,778	—	—	48,344
Total segment assets	643,796	240,046	61,550	69,418	1,014,810	761,193	—	—	1,776,003
Borrowings	111,692	58,999	543	4,860	176,094	600,810	—	85,212	862,116
Total segment liabilities	111,692	58,999	543	4,860	176,094	600,810	—	85,212	862,116

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Segment analysis for the year ended December 31, 2017

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	197,222	86,478	37,523	1,336	322,559	610,619	—	—	933,178
Cost of goods sold and services rendered	(196,302)	(71,087)	(36,979)	(853)	(305,221)	(461,506)	—	—	(766,727)
Initial recognition and changes in fair value of biological assets and agricultural produce	17,158	10,236	11,769	267	39,430	23,790	—	—	63,220
Changes in net realizable value of agricultural produce after harvest	8,852	—	—	—	8,852	—	—	—	8,852
Margin on manufacturing and agricultural activities before operating expenses	26,930	25,627	12,313	750	65,620	172,903	—	—	238,523
General and administrative expenses	(2,981)	(4,699)	(1,058)	(174)	(8,912)	(26,806)	—	(21,581)	(57,299)
Selling expenses	(7,501)	(13,324)	(711)	(156)	(21,692)	(73,664)	—	(43)	(95,399)
Other operating income, net	7,719	724	662	4,279	13,384	30,419	—	(40)	43,763
Profit / (loss) from operations before financing and taxation	24,167	8,328	11,206	4,699	48,400	102,852	—	(21,664)	129,588

Depreciation and amortization	(1,511)	(3,851)	(1,037)	(159)	(6,558)	(144,449)	—	—	(151,007)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	4,302	4,302	—	—	—	4,302
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	4,366	5,346	1,849	159	11,720	2,925	—	—	14,645
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	12,792	4,890	9,920	108	27,710	20,865	—	—	48,575
Changes in net realizable value of agricultural produce after harvest (unrealized)	2,371	—	—	—	2,371	—	—	—	2,371
Changes in net realizable value of agricultural produce after harvest (realized)	6,481	—	—	—	6,481	—	—	—	6,481

Total segment assets and liabilities are measured in a manner consistent with that of the consolidated financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Total reportable segments’ assets and liabilities are reconciled to total assets as per the statement of financial position as follows:

	2019	2018
Total reportable assets as per segment information	2,028,814	1,776,003
Intangible assets (excluding goodwill)	13,659	6,559
Deferred income tax assets	13,664	16,191
Trade and other receivables	172,331	197,506
Other assets	1,128	1,192
Derivative financial instruments	1,435	6,286
Cash and cash equivalents	290,276	273,635
Total assets as per the statement of financial position	2,521,307	2,277,372

	2019	2018
Total reportable liabilities as per segment information	1,184,664	862,116
Trade and other payables	110,486	106,437
Deferred income tax liabilities	165,508	168,171
Payroll and social liabilities	26,417	27,197
Provisions for other liabilities	3,172	3,625
Current income tax liabilities	754	1,398
Derivative financial instruments	1,423	283
Total liabilities as per the statement of financial position	1,492,424	1,169,227

Non-current assets and revenues and fair value gains and losses are shown by geographic region. These are the regions in which the Group is active: Argentina, Brazil and Uruguay.

As of and for the year ended December 31, 2019:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	834,248	648,471	10,501	1,493,220
Investment property	34,295	—	—	34,295
Goodwill	14,603	5,417	—	20,020
Non-current portion of biological assets	13,303	—	—	13,303

Sales of goods and services rendered	229,547	462,174	199,833	891,554
Initial recognition and changes in fair value of biological assets and agricultural produce	55,760	13,167	1,368	70,295
Changes in net realizable value of agricultural produce after harvest	2,682	(8)	(1,132)	1,542

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

As of and for the year ended December 31, 2018:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	811,890	656,586	11,963	1,480,439
Investment property	40,725	—	—	40,725
Goodwill	15,081	6,269	—	21,350
Non-current portion of biological assets	11,270	—	—	11,270

Sales of goods and services rendered	207,480	496,966	106,163	810,609
Initial recognition and changes in fair value of biological assets and agricultural produce	45,985	(13,541)	(1,419)	31,025
Changes in net realizable value of agricultural produce after harvest	1,148	1,436	120	2,704

As of and for the year ended December 31, 2017:

	Argentina	Brazil	Uruguay	Total
Sales of goods and services rendered	214,888	545,859	172,431	933,178
Initial recognition and changes in fair value of biological assets and agricultural produce	36,341	26,326	553	63,220
Loss from changes in net realizable value of agricultural produce after harvest	5,705	1,346	1,801	8,852

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Sales

	2019	2018	2017
Manufactured products and services rendered:
Ethanol	373,847	324,661	241,650
Sugar	97,710	128,377	305,688
Energy	60,913	57,797	62,218
Peanut	28,928	—	—
Sunflower	7,534	—	—
Cotton	623	—	—
Rice	97,515	92,560	83,849
Fluid milk (UHT)	38,441	—	—
Powder milk	20,722	8,646	2,713
Other diary products	8,856	—	—
Soybean oil and meal	1,062	14,059	6,119
Services	4,521	487	1,144
Rental income	564	643	771
Others	3,401	7,826	5,273
	744,637	635,056	709,425
Agricultural produce and biological assets:
Soybean	44,538	66,471	79,408
Corn	59,714	33,106	82,482
Wheat	18,733	30,091	14,835
Peanut	—	1,752	3,648
Sunflower	701	1,314	3,163
Barley	1,085	1,203	1,888
Seeds	734	461	727
Milk	9,977	19,267	31,656
Cattle	3,452	1,279	467
Cattle for dairy	2,169	1,612	2,913
Others	1,398	1,627	2,566
	142,501	158,183	223,753
Total sales	887,138	793,239	933,178

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met; those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 71.7 million as of December 31, 2019 (2018: US$ 63.3 million; 2017: US$ 111.8 million) comprised primarily of 42,125 thousand m3 of ethanol (US$ 4.8 million), 649,245 thousand mwh of energy (US$ 39.0 million), 71,739 thousand tons of soybean (U$S 10.3 million), 18,012 thousand tons of wheat (US$ 3.1 million), and 56,255 thousand tons of corn (US$ 13.5 million) which expire between January and December 2020.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Cost of goods sold and services rendered

As of December 31, 2019:

	2019
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finish goods at the beginning of 2019 (Note 20)	29,144	9,507	1,170	—	39,937	79,758
Cost of production of manufactured products (Note 6)	33,952	66,386	68,851	—	354,964	524,153
Purchases	21,715	3,095	(656)	—	44,577	68,731
Agricultural produce	108,732	—	12,146	3,452	—	124,330
Transfer to raw material	(35,757)	—	—	—	—	(35,757)
Direct agricultural selling expenses	15,752	—	—	—	—	15,752
Tax recoveries (i)	—	—	—	—	(32,995)	(32,995)
Changes in net realizable value of agricultural produce after harvest	1,825	—	—	—	—	1,825
Finished goods at the end of December 31, 2019 (Note 20)	(17,830)	(5,805)	(4,779)	—	(36,864)	(65,278)
Exchange differences	(1,023)	768	(38)	—	(9,053)	(9,346)
Cost of goods sold and services rendered, and direct agricultural selling expenses	156,510	73,951	76,694	3,452	360,566	671,173

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

As of December 31, 2018:

	2018
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2018	21,146	8,476	—	—	32,266	61,888
Adjustment of opening net book amount for the application of IAS 29	42	1,354	—	—	—	1,396
Cost of production of manufactured products (Note 6)	17,930	61,600	7,546	36	349,495	436,607
Purchases	63,533	15,540	872	—	43,531	123,476
Agricultural produce	104,941	—	20,879	1,277	—	127,097
Transfer to raw material	(24,375)	—	—	—	—	(24,375)
Direct agricultural selling expenses	12,629	—	—	—	—	12,629
Tax recoveries (i)	—	—	—	—	(32,380)	(32,380)
Changes in net realizable value of agricultural produce after harvest	(909)	—	—	—	—	(909)
Finished goods at the end of December 31, 2018 (Note 20)	(29,144)	(9,507)	(1,170)	—	(39,937)	(79,758)
Exchange differences	(8,857)	(2,490)	—	—	(4,359)	(15,706)
Cost of goods sold and services rendered, and direct agricultural selling expenses	156,936	74,973	28,127	1,313	348,616	609,965

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Cost of goods sold and services rendered (continued)

As of December 31, 2017:

	2017
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2017	13,117	5,473	—	—	49,601	68,191
Cost of production of manufactured products (Note 6)	5,565	68,969	—	237	378,864	453,635
Purchases	82,842	7,779	2,410	—	93,106	186,137
Agricultural produce	102,734	—	34,569	616	1,015	138,934
Transfer to raw material	(12,998)	(1,354)	—	—	—	(14,352)
Direct agricultural selling expenses	22,940	—	—	—	—	22,940
Tax recoveries (i)	—	—	—	—	(28,478)	(28,478)
Changes in net realizable value of agricultural produce after harvest	8,852	—	—	—	—	8,852
Finished goods at the end of December 31, 2017	(21,146)	(8,476)	—	—	(32,266)	(61,888)
Exchange differences	(5,604)	(1,304)	—	—	(336)	(7,244)
Cost of goods sold and services rendered, and direct agricultural selling expenses	196,302	71,087	36,979	853	461,506	766,727

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature

The Group presents the statement of income under the function of expense method. Under this method, expenses are classified according to their function as part of the line items “cost of goods sold and direct agricultural selling expenses”, “general and administrative expenses” and “selling expenses”.

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the year ended December 31, 2019:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,880	4,738	4,412	—	39,768	50,798	27,492	6,211	84,501
Raw materials and consumables	314	6,527	10,151	—	15,683	32,675	—	—	32,675
Depreciation and amortization	2,581	1,897	2,140	—	122,025	128,643	11,212	868	140,723
Depreciation of right of use assets	—	116	344	—	6,794	7,254	2,007	5	9,266
Fuel, lubricants and others	228	83	1,381	—	25,430	27,122	593	225	27,940
Maintenance and repairs	290	1,120	985	—	19,694	22,089	1,755	534	24,378
Freights	146	2,405	1,959	—	784	5,294	—	23,130	28,424
Export taxes / selling taxes	—	—	—	—	—	—	—	52,312	52,312
Export expenses	—	—	—	—	—	—	—	5,552	5,552
Contractors and services	1,051	138	40	—	9,381	10,610	—	—	10,610
Energy transmission	—	—	—	—	—	—	88	3,057	3,145
Energy power	725	1,298	1,659	—	1,181	4,863	145	145	5,153
Professional fees	20	65	127	—	175	387	8,065	1,047	9,499
Other taxes	1	74	81	—	1,241	1,397	1,089	28	2,514
Contingencies	—	—	—	—	—	—	459	—	459
Lease expense and similar arrangements	83	171	78	—	—	332	831	125	1,288
Third parties raw materials	7,136	5,629	18,131	—	11,243	42,139	—	—	42,139
Tax recoveries	—	—	—	—	(396)	(396)	—	—	(396)
Others	431	695	681	—	2,324	4,131	3,466	13,733	21,330
Subtotal	14,886	24,956	42,169	—	255,327	337,338	57,202	106,972	501,512
Own agricultural produce consumed	19,066	41,430	26,682	—	99,637	186,815	—	—	186,815
Total	33,952	66,386	68,851	—	354,964	524,153	57,202	106,972	688,327

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2018:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	—	5,055	115	36	46,106	51,312	29,245	5,908	86,465
Raw materials and consumables	733	4,391	282	—	10,122	15,528	—	—	15,528
Depreciation and amortization	—	1,764	118	—	115,253	117,135	9,667	767	127,569
Fuel, lubricants and others	—	117	—	—	26,267	26,384	614	192	27,190
Maintenance and repairs	—	1,452	30	—	19,715	21,197	1,573	365	23,135
Freights	47	2,519	436	—	685	3,687	—	24,700	28,387
Export taxes / selling taxes	—	—	—	—	—	—	—	42,074	42,074
Export expenses	—	—	—	—	—	—	—	2,774	2,774
Contractors and services	2,885	254	1,279	—	7,901	12,319	—	—	12,319
Energy transmission	—	—	—	—	—	—	—	2,689	2,689
Energy power	—	1,239	138	—	1,340	2,717	145	57	2,919
Professional fees	—	52	—	—	484	536	7,781	556	8,873
Other taxes	—	71	—	—	1,841	1,912	1,309	10	3,231
Contingencies	—	—	—	—	—	—	1,345	—	1,345
Lease expense and similar arrangements	—	276	3	—	—	279	1,077	53	1,409
Third parties raw materials	—	2,913	—	—	13,154	16,067	—	—	16,067
Others	3	1,697	223	—	5,067	6,990	3,324	10,070	20,384
Subtotal	3,668	21,800	2,624	36	247,935	276,063	56,080	90,215	422,358
Own agricultural produce consumed	14,262	39,800	4,922	—	101,560	160,544	—	—	160,544
Total	17,930	61,600	7,546	36	349,495	436,607	56,080	90,215	582,902

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2017:

	Cost of production of manufactured products (Note 5)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total	General and Administrative Expenses	Selling Expenses	Total
Salaries, social security expenses and employee benefits	—	7,115	—	229	50,243	57,587	33,969	6,724	98,280
Raw materials and consumables	695	3,579	—	—	9,343	13,617	—	—	13,617
Depreciation and amortization	—	836	—	8	119,427	120,271	6,162	778	127,211
Fuel, lubricants and others	—	109	—	—	25,272	25,381	454	242	26,077
Maintenance and repairs	—	1,750	—	—	17,005	18,755	1,189	469	20,413
Freights	—	6,074	—	—	572	6,646	—	33,682	40,328
Export taxes / selling taxes	—	—	—	—	—	—	—	36,808	36,808
Export expenses	—	—	—	—	—	—	—	3,511	3,511
Contractors and services	1,054	—	—	—	6,191	7,245	—	—	7,245
Energy transmission	—	—	—	—	—	—	—	3,312	3,312
Energy power	—	1,342	—	—	1,525	2,867	190	53	3,110
Professional fees	—	51	—	—	352	403	7,519	1,633	9,555
Other taxes	—	93	—	—	1,978	2,071	845	5	2,921
Contingencies	—	—	—	—	—	—	2,174	—	2,174
Lease expense and similar arrangements	—	269	—	—	—	269	1,334	56	1,659
Third parties raw materials	—	6,808	—	—	34,161	40,969	—	—	40,969
Others	6	955	—	—	4,261	5,222	3,463	8,126	16,811
Subtotal	1,755	28,981	—	237	270,330	301,303	57,299	95,399	454,001
Own agricultural produce consumed	3,810	39,988	—	—	108,534	152,332	—	—	152,332
Total	5,565	68,969	—	237	378,864	453,635	57,299	95,399	606,333

7.	Salaries and social security expenses

	2019	2018	2017
Wages and salaries (i)	104,400	105,931	132,025
Social security costs	30,888	29,865	30,558
Equity-settled share-based compensation	4,734	4,728	5,552
	140,022	140,524	168,135

(i)	Includes US$ 32,714, US$ 32,636 and US$ 41,172, capitalized in Property, Plant and Equipment for the years 2019, 2018 and 2017, respectively.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Other operating income, net

	2019	2018	2017
Gain from disposal of farmland and other assets (Note 22)	1,354	36,227	—
(Loss) / gain from commodity derivative financial instrument	(618)	54,694	40,842
Loss from disposal of other property items	(329)	(95)	(986)
Net (loss) / gain from fair value adjustment of investment property	(325)	13,409	4,302
Losses related to energy business	—	—	(3,247)
Others	(904)	(3)	2,852
	(822)	104,232	43,763

9.	Financial results, net

	2019	2018	2017
Finance income:
- Interest income	7,319	7,915	11,230
- Gain from interest rate/foreign exchange rate derivative financial instruments	1,189	—	—
- Other income	1,400	666	514
Finance income	9,908	8,581	11,744

Finance costs:
- Interest expense	(60,134)	(51,577)	(52,308)
- Finance cost related to lease liabilities	(9,524)	—	—
- Cash flow hedge – transfer from equity (Note 2)	(15,594)	(26,693)	(20,758)
- Foreign exchange losses, net	(108,458)	(183,195)	(38,708)
- Taxes	(4,364)	(3,136)	(3,705)
- Loss from interest rate/foreign exchange rate derivative financial instruments	—	(3,024)	(2,163)
- Borrowings prepayment related expenses (Brazilian subsidiaries)	—	—	(10,847)
- Other expenses	(4,492)	(3,638)	(2,860)
Finance costs	(202,566)	(271,263)	(131,349)
Other financial results - Net gain of inflation effects on the monetary items	92,437	81,928	—
Total financial results, net	(100,221)	(180,754)	(119,605)

10.	Taxation

Adecoagro is subject to the applicable general tax regulations in Luxembourg.

The Group’s income tax has been calculated on the estimated assessable taxable results for the year at the rates prevailing in the respective foreign tax jurisdictions. The subsidiaries of the Group are required to calculate their income taxes on a separate basis according to the rules and regulations of the jurisdictions where they operate. Therefore, the Group is not legally permitted to compensate subsidiaries’ losses against subsidiaries’ income. The details of the provision for the Group’s consolidated income tax are as follows:

	2019	2018	2017
Current income tax	666	(2,846)	(13,425)
Deferred income tax	(21,486)	3,870	18,417
Income tax (expense) / benefit	(20,820)	1,024	4,992

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Taxation (continued)

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate
Argentina (i)	30%
Brazil	34%
Uruguay	25%
Spain	25%
Luxembourg	24.94%

(i) During 2017 and 2019, the Argentine Government introduced changes in the income tax. The income tax rate will be reduced to 30% for the years 2018 to 2020, and to 25% from 2021 onwards. A new tax on dividends is created with a rate of 7% for the years 2018 to 2020, and 13% from 2021 onwards. Considering 2018 resulted in losses for Argentine subsidiaries, no deferred income tax liability was recognized for future withholding tax on dividends.

Deferred tax assets and liabilities of the Group as of December 31, 2019 and 2018, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered or settled as follows:

	2019	2018
Deferred income tax asset to be recovered after more than 12 months	108,294	73,805
Deferred income tax asset to be recovered within 12 months	35,973	62,626
Deferred income tax assets	144,267	136,431

Deferred income tax liability to be settled after more than 12 months	(292,871)	(286,738)
Deferred income tax liability to be settled within 12 months	(3,240)	(1,673)
Deferred income tax liability	(296,111)	(288,411)
Deferred income tax liability / assets, net	(151,844)	(151,980)

The gross movement on the deferred income tax account is as follows:

	2019	2018
Beginning of year	(151,980)	20,351
Tax effect on the opening net book amount for the application of IAS 29	—	(64,208)
Exchange differences	4,877	16,878
Effect of adoption of fair value valuation for farmlands	10,480	(139,223)
Acquisition of subsidiary	(3,515)	—
Disposal of subsidiary	3,730	—
Others	(705)	(970)
Tax credit relating to cash flow hedge (i)	6,755	11,322
Income tax benefit (expense) / benefit	(21,486)	3,870
End of year	(151,844)	(151,980)

(i) Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income amounting to US$ 75,822 for the year ended December 31, 2019 (2018: US$ (565)); net of the reclassification from Equity to the Income Statement of US$ (32,305) for the year ended December 31, 2019 (2018: US$ (20,758))

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Taxation (continued)

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax liabilities	Property, plant and equipment	Investment property	Biological assets	Others	Total
At January 1, 2018	65,806	12,629	16,772	2,625	97,832
Charged / (credited) to the statement of income	31,237	2,730	(10,438)	(1,088)	22,441
Tax effect on the opening net book amount for the application of IAS 29	63,357	—	164	—	63,521
Effect of adoption of fair value valuation for farmlands	139,223	—	—	—	139,223
Exchange differences	(29,040)	(3,405)	(3,032)	871	(34,606)
At December 31, 2018	270,583	11,954	3,466	2,408	288,411
Charged / (credited) to the statement of income	31,745	331	912	(1,939)	31,049
Acquisition of subsidiary	3,603	—	—	—	3,603
Farmlands revaluation	(10,480)	—	—	—	(10,480)
Disposals of subsidiaries	(3,730)	—	—	—	(3,730)
Exchange differences	(10,862)	(378)	(199)	(1,303)	(12,742)
At December 31, 2019	280,859	11,907	4,179	(834)	296,111

Deferred income tax assets	Provisions	Tax loss carry forwards	Equity-settled share-based compensation	Biological assets	Others	Total
At January 1, 2018	2,483	96,117	5,681	—	13,902	118,183
Charged / (credited) to the statement of income	2,003	(10,798)	(379)	4,572	30,913	26,311
Tax effect on the opening net book amount for the application of IAS 29	—	—	—	—	(686)	(686)
Others	—	—	—	—	(970)	(970)
Tax charge relating to cash flow hedge	—	11,322	—	—	—	11,322
Exchange differences	(526)	(16,421)	—	22	(803)	(17,728)
At December 31, 2018	3,960	80,220	5,302	4,594	42,356	136,432
(Credited) / charged to the statement of income	(604)	11,080	(1,568)	(117)	772	9,563
Acquisition of subsidiaries	7	133	—	—	(53)	87
Others	—	—	—	—	(705)	(705)
Tax charge relating to cash flow hedge	—	6,755	—	—	—	6,755
Exchange differences	(126)	(3,707)	(1,161)	31	(2,902)	(7,865)
At December 31, 2019	3,237	94,481	2,573	4,508	39,468	144,267

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Taxation (continued)

Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Brazil and Luxembourg do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax loss carry forward up to a maximum of 30%.

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the tax loss carry forward were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at December 31, 2019, it is probable that the Group will realize some portion of the deferred tax assets in Brazil and Argentina.

As of December 31, 2019, the Group’s tax loss carry forwards and their corresponding jurisdictions are as follows:

Jurisdiction	Tax loss carry forward	Expiration period
Argentina (1)	136,205	5 years
Brazil	169,209	No expiration date.
Uruguay	4,371	5 years
Luxembourg	29,834	No expiration date.

(1) As of December 31, 2019, the aging of the determination tax loss carry forward in Argentina is as follows:

Year of generation	Amount
2015	11,359
2016	3,138
2017	12,627
2018	30,383
2019	78,698

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets of US$ 4.9 million as of December 31, 2018, in respect of losses amounting to US$ 19.5 million that can be carried forward against future taxable income.

The tax on the Group’s profit before income tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2019	2018	2017
Tax calculated at the tax rates applicable to profits in the respective countries	(7,250)	2,956	(3,013)
Non-deductible items	(1,511)	(2,249)	(1,406)
Effect of the changes in the statutory income tax rate in Argentina	3,115	(1,013)	1,781
Unused tax losses	(3,742)	(4,181)	(2,265)
Tax losses where no deferred tax asset was recognized	1,910	(2,368)	(29)
Non-taxable income	11,545	13,069	2,437
Previously unrecognized tax losses now recouped to reduce tax expenses	—	—	7,595
Effect of IAS 29 on Argentina´s Shareholder´s equity and deferred income tax	(23,805)	(5,825)	—
Others	(1,082)	635	(108)
Income tax (expense) / benefit	(20,820)	1,024	4,992

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of shares in issue during the period excluding ordinary shares held as treasury shares (Note 24).

	2019	2018	2017
(Loss) / Profit from operations attributable to equity holders of the Group	(772)	(24,622)	13,198
Weighted average number of shares in issue (thousands)	117,252	116,637	120,599
Basic (loss) / earnings per share from operations	(0.007)	(0.211)	0.109

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has two categories of dilutive potential shares: equity-settled share options and restricted units. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options. As of December 31, 2019, there were 737 thousands (2018: 851 thousands; 2017: 1,658 thousands) share options/restricted units outstanding that could potentially have a dilutive impact in the future but were antidilutive for the periods presented.

	2019	2018	2017
(Loss) / Profit from operations attributable to equity holders of the Group	(772)	(24,622)	13,198
Weighted average number of shares in issue (thousands)	117,252	116,637	120,599
Adjustments for:
- Employee share options and restricted units (thousands)	645	1,198	1,604
Weighted average number of shares for diluted earnings per share (thousands)	117,897	117,835	122,203
Diluted (loss) / earnings per share from operations	(0.007)	(0.211)	0.108

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in 2019 and 2018 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At January 1, 2018
Cost	110,743	22,399	329,366	696,266	421,855	16,999	29,635	1,627,263
Accumulated depreciation	—	(13,392)	(136,522)	(450,186)	(182,945)	(12,841)	—	(795,886)
Net book amount	110,743	9,007	192,844	246,080	238,910	4,158	29,635	831,377
At December 31, 2018
Opening net book amount	110,743	9,007	192,844	246,080	238,910	4,158	29,635	831,377
Adjustment of opening net book amount for the application of IAS 29	211,328	11,520	22,563	5,181	—	1,140	856	252,588
Exchange differences	(78,858)	(3,310)	(34,195)	(49,222)	(36,504)	1,410	(6,408)	(207,087)
Additions	—	97	13,773	50,759	96,365	2,098	61,829	224,921
Revaluation surplus	545,129	—	—	—	—	—	—	545,129
Reclassification from investment property	3,313	—	—	—	—	—	—	3,313
Transfers	—	2,012	14,264	18,577	—	49	(34,902)	—
Disposals	—	—	(149)	(2,144)	—	(85)	(67)	(2,445)
Disposals of subsidiaries	(11,471)	—	(593)	(17)	(1,667)	—	—	(13,748)
Reclassification to non-income tax credits (*)	—	—	(114)	(422)	—	—	(39)	(575)
Depreciation	—	(3,002)	(19,771)	(63,644)	(64,148)	(2,469)	—	(153,034)
Closing net book amount	780,184	16,324	188,622	205,148	232,956	6,301	50,904	1,480,439

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment (continued)

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At December 31, 2018
Fair value for farmlands / Cost	780,184	32,718	344,915	718,978	480,049	21,611	50,904	2,429,359
Accumulated depreciation	—	(16,394)	(156,293)	(513,830)	(247,093)	(15,310)	—	(948,920)
Net book amount	780,184	16,324	188,622	205,148	232,956	6,301	50,904	1,480,439
Year ended December 31, 2019
Opening net book amount	780,184	16,324	188,622	205,148	232,956	6,301	50,904	1,480,439
Exchange differences	(25,205)	(536)	(6,846)	(8,770)	(9,802)	(207)	(3,170)	(54,536)
Additions	1,738	62	38,570	62,320	102,813	2,160	54,488	262,151
Revaluation surplus	(42,384)	—	—	—	—	—	—	(42,384)
Acquisition of subsidiaries	815	—	24,126	5,280	—	437	—	30,658
Reclassification from investment property	4,816	—	—	—	—	—	—	4,816
Transfers	—	12,643	13,614	16,772	—	35	(43,064)	—
Disposals	—	—	(81)	(3,308)	—	(129)	—	(3,518)
Disposals of subsidiaries	(10,379)	—	(571)	(22)	—	—	—	(10,972)
Reclassification to non-income tax credits (*)	—	—	—	(226)	—	—	—	(226)
Depreciation	—	(3,213)	(24,714)	(70,921)	(72,447)	(1,913)	—	(173,208)
Closing net book amount	709,585	25,280	232,720	206,273	253,520	6,684	59,158	1,493,220
At December 31, 2019
Fair value for farmlands / Cost	709,585	44,887	413,727	791,024	573,060	23,907	59,158	2,615,348
Accumulated depreciation	—	(19,607)	(181,007)	(584,751)	(319,540)	(17,223)	—	(1,122,128)
Net book amount	709,585	25,280	232,720	206,273	253,520	6,684	59,158	1,493,220

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of December 31, 2019 and 2018, ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) tax credits were reclassified to trade and other receivables.

Depreciation is calculated using the straight-line method to allocated their cost over the estimated usefull lives. Farmlands are not depreciated.

Farmland improvements	5-25 years
Buildings and facilities	20 years
Furniture and fittings	10 years
Computer equipment	3-5 years
Machinery and equipment	4-10 years
Vehicles	4-5 years
Bearer plants	6 years - based on productivity

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.
 Farmlands are measured at Fair Value. For all farmlands with a total valuation of US$ 710 million as of December 31, 2019, the valuation was determined using sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended December 31, 2019 would have reduced the value of the farmlands on US$ 71 million, which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity. If farmlands were stated on the historical cost basis, the amount as of December 31, 2019 would be US$ 235 million.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment (continued)

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the years ended December 31, 2019 and 2018.

During the year ended December 31, 2019, borrowing costs of US$ 13,904 (2018:US$ 3,660) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 324,129 as of December 31, 2019 (2018: US$ 265,099).

13.    Right of use assets

Changes in the Group’s right of use assets in 2019 were as follows:

	Agricultural partnerships	Others	Total

At January 1, 2019
Adoption of IFRS 16	194,763	10,174	204,937
Exchange differences	1,582	(14,364)	(12,782)
Additions and re-measurement	60,770	30,296	91,066
Depreciation	(37,278)	(7,890)	(45,168)
Closing net book amount	219,837	18,216	238,053

Since January 1,2019, the Company mandatorily adopted IFRS 16, (Note 35.1). Agricultural partnership has an average of 6 years duration.

As of December 31, 2019 included within Right of use assets balances are US$ 706 related to the net book value of assets under finance leases.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the year ended December 31, 2019.

14.    Investment property

Changes in the Group’s investment property in 2019 and 2018 were as follows:

	2019	2018
Beginning of the year	40,725	42,342
Net (loss) / gain from fair value adjustment (Note 8)	(325)	13,409
Reclassification to property, plant and equipment (i)	(4,816)	(3,313)
Exchange difference	(1,289)	(11,713)
End of the year	34,295	40,725
Fair value	34,295	40,725
Net book amount	34,295	40,725

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Investment property (continued)

(i)       Relates to new contracts with third parties.
The accounting policy for all Investment properties are measured at Fair Value. For all Investment properties with a total valuation of US$ 34.2 million and US$ 40.7 million as of December 31, 2019 and 2018 respectively, the valuation was determined using Sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3). The increase /decrease in the Fair value is recognized in the Statement of income under the line item "Other operating income, net". The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended December 31, 2019 and 2018 would have reduced the value of the Investment properties on US$ 3.4 million and US$ 4.1 million respectively, which would impact the line item "Net gain from fair value adjustment ".

15.	Intangible assets

Changes in the Group’s intangible assets in 2019 and 2018 were as follows:

	Goodwill	Software	Trademarks	Others	Total
At January 1, 2018
Cost	12,412	7,251	2,461	234	22,358
Accumulated amortization	—	(3,400)	(1,556)	(210)	(5,166)
Net book amount	12,412	3,851	905	24	17,192
Year ended December 31, 2018
Opening net book amount	12,412	3,851	905	24	17,192
Adjustment of opening net book amount for the application of IAS 29	15,554	836	—	—	16,390
Exchange differences	(6,616)	(1,139)	(19)	(1)	(7,775)
Additions	—	3,217	—	105	3,322
Amortization charge (i)	—	(1,168)	—	(52)	(1,220)
Closing net book amount	21,350	5,597	886	76	27,909
At December 31, 2018
Cost	21,350	10,165	2,442	338	34,295
Accumulated amortization	—	(4,568)	(1,556)	(262)	(6,386)
Net book amount	21,350	5,597	886	76	27,909
Year ended December 31, 2019
Opening net book amount	21,350	5,597	886	76	27,909
Exchange differences	(695)	(329)	(1)	(16)	(1,041)
Additions	—	2,080	6,431	106	8,617
Acquisition of subsidiaries	—	66	—	—	66
Disposal	(635)	(6)	—	—	(641)
Amortization charge (i)	—	(1,147)	—	(84)	(1,231)
Closing net book amount	20,020	6,261	7,316	82	33,679
At December 31, 2019
Cost	20,020	11,976	8,872	428	41,296
Accumulated amortization	—	(5,715)	(1,556)	(346)	(7,617)
Net book amount	20,020	6,261	7,316	82	33,679

(i)
Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the years ended December 31, 2019 and 2018, respectively. There were no impairment charges for any of the years presented (see Note 32 (a)).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Biological assets

Changes in the Group’s biological assets in 2019 and 2018 were as follows:

	2019
	Crops (ii)	Rice (ii)	Dairy	All other segments	Sugarcane (ii)	Total
Beginning of the year	27,347	17,173	10,298	3,094	47,475	105,387
Increase due to purchases	—	—	—	1,080	—	1,080
Initial recognition and changes in fair value of biological assets (i)	29,741	12,215	13,510	13	13,110	68,589
Decrease due to harvest / disposals	(108,732)	(39,331)	(38,828)	(3,452)	(103,551)	(293,894)
Costs incurred during the year	93,715	32,802	26,735	3,035	100,775	257,062
Exchange differences	(3,667)	(1,375)	(194)	(97)	(2,455)	(7,788)
End of the year	38,404	21,484	11,521	3,673	55,354	130,436

	2018
	Crops (ii)	Rice (ii)	Dairy	All other segments	Sugarcane (ii)	Total
Beginning of the year	31,745	29,717	9,338	4,016	93,178	167,994
Adjustment of opening net book amount for the application of IAS 29	640	17	—	—	—	657
Increase due to purchases	—	—	—	906	—	906
Initial recognition and changes in fair value of biological assets (i)	28,663	4,125	5,455	(1,198)	(20,850)	16,195
Decrease due to harvest / disposals	(104,941)	(39,578)	(25,800)	(1,278)	(105,536)	(277,133)
Costs incurred during the year	78,984	33,121	23,731	1,769	94,121	231,726
Exchange differences	(7,744)	(10,229)	(2,426)	(1,121)	(13,438)	(34,958)
End of the year	27,347	17,173	10,298	3,094	47,475	105,387

(i)       Biological asset with a production cycle of more than one year (that is dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$ 4,257 for the year ended December 31, 2019 (2018: US$ 12,036). In 2019, an amount of US$ 2,414 (2018: US$ 2,830) was attributable to price changes, and an amount of US$ 1,843 (2018: US$ 9,206) was attributable to physical changes.
(ii)Biological assets that are measured at fair value within level 3 of the hierarchy.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Biological assets (continued)

Cost of production as of December 31, 2019:

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,600	5,192	3,776	582	10,657	22,807
Depreciation and amortization	3	—	—	—	5,465	5,468
Depreciation of right of use assets	—	—	—	—	31,190	31,190
Fertilizers, agrochemicals and seeds	40,767	9,924	—	33	40,355	91,079
Fuel, lubricants and others	886	678	889	77	3,031	5,561
Maintenance and repairs	996	2,648	1,582	253	2,254	7,733
Freights	1,446	318	89	151	—	2,004
Contractors and services	27,782	10,745	3	96	5,161	43,787
Feeding expenses	3	—	10,538	810	—	11,351
Veterinary expenses	—	—	2,020	209	—	2,229
Energy power	69	2,310	979	10	—	3,368
Professional fees	196	74	138	4	214	626
Other taxes	1,182	105	8	96	43	1,434
Lease expense and similar arrangements	14,767	53	3	8	1,417	16,248
Others	3,018	755	307	28	988	5,096
Subtotal	93,715	32,802	20,332	2,357	100,775	249,981
Own agricultural produce consumed	—	—	6,403	678	—	7,081
Total	93,715	32,802	26,735	3,035	100,775	257,062

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Biological assets (continued)

Cost of production as of December 31, 2018:

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,710	5,336	3,429	540	9,408	21,423
Depreciation and amortization	147	—	—	—	3,436	3,583
Fertilizers, agrochemicals and seeds	34,961	10,189	—	—	35,016	80,166
Fuel, lubricants and others	811	660	683	60	2,790	5,004
Maintenance and repairs	943	2,349	1,557	287	1,789	6,925
Freights	119	387	80	92	—	678
Contractors and services	23,231	10,571	—	38	5,621	39,461
Feeding expenses	—	—	9,795	146	—	9,941
Veterinary expenses	—	—	1,522	141	—	1,663
Energy power	109	2,432	764	—	—	3,305
Professional fees	165	83	140	4	177	569
Other taxes	1,293	114	8	83	42	1,540
Lease expense and similar arrangements	11,868	174	—	3	34,666	46,711
Others	2,627	826	289	30	1,176	4,948
Subtotal	78,984	33,121	18,267	1,424	94,121	225,917
Own agricultural produce consumed	—	—	5,464	345	—	5,809
Total	78,984	33,121	23,731	1,769	94,121	231,726

Biological assets in December 31, 2019 and 2018 were as follows:

	2019	2018
Non-current
Cattle for dairy production (i)	11,397	9,859
Breeding cattle (ii)	1,783	1,310
Other cattle (ii)	123	101
	13,303	11,270
Current
Breeding cattle (iii)	1,677	1,683
Other cattle (iii)	214	439
Sown land – crops (ii)	38,404	27,347
Sown land – rice (ii)	21,484	17,173
Sown land – sugarcane (ii)	55,354	47,475
	117,133	94,117
Total biological assets	130,436	105,387

(i)	Classified as bearer and mature biological assets.

(ii)	Classified as consumable and immature biological assets.

(iii)	Classified as consumable and mature biological assets.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Biological assets (continued)

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$ 105,536 for the year ended December 31, 2019 (2018: US$ 113,184).

The following table presents the Group´s biological assets that are measured at fair value at December 31, 2019 and 2018 (see Note 17 to see the description of each fair value level):

	2019				2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Cattle for dairy production	—	11,397	—	11,397	—	9,859	—	9,859
Breeding cattle	3,460	—	—	3,460	2,993	—	—	2,993
Other cattle	1	336	—	337	—	540	—	540
Sown land – sugarcane	—	—	55,354	55,354	—	—	47,475	47,475
Sown land – crops	—	—	38,404	38,404	—	—	27,347	27,347
Sown land – rice	—	—	21,484	21,484	—	—	17,173	17,173

There were no transfers between any levels during the year.

The following significant unobservable inputs were used to measure the Group´s biological assets using the discounted cash flow valuation technique:

Description	Unobservable inputs	Range of unobservable inputs		Relationship of unobservable inputs to fair value
		2019	2018
Sown land – sugarcane	Sugarcane yield – tonnes per hectare; Sugarcane TRS (kg of sugar per ton of cane) Production Costs – US$ per hectare. (Include maintenance, harvest and leasing costs)	-Sugarcane yield: 60-100 tn/ha -Sugarcane TRS: 120-140 kg of sugar/ton of cane -Maintenance costs: 500-700 US$/ha -Harvest costs: 9.0 -15.0 US$/ton of cane -Leasing costs: 12.0-14.4 tn/ha	-Sugarcane yield: 60-100 tn/ha -Sugarcane TRS: 120-140 kg of sugar/ton of cane -Maintenance costs: 500-700 US$/ha -Harvest costs: 9.0 -15.0 US$/ton of cane -Leasing costs: 12.0-14.4 tn/ha
The higher the sugarcane yield, the higher the fair value. The higher the maintenance, harvest and leasing costs per hectare, the lower the fair value. The higher the TRS of sugarcane, the higher the fair value.

Sown land – crops	Crops yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.
- Crops yield: 0.95 – 4.69 tn/ha for Wheat, 2.5 – 10  tn/ha for Corn, 1.19 - 3.8 tn/ha for Soybean and 1.6-3 for Sunflower
- Commercial Costs: 6-43 US$/ha for Wheat, 2-51 US$/ha for Corn, 7-59 US$/ha for Soybean and 2-71 US$/ha for Sunflower
- Production Costs: 115-574 US$/ha for Wheat, 198-859 US$/ha for Corn, 159-679 US$/ha for Soybean and 233-641 US$/ha for Sunflower

- Crops yield: 1.2 – 5.2 tn/ha for Wheat, 2.2 – 9.4  tn/ha for Corn, 1.1 - 4.1 tn/ha for Soybean and 1.5-2.1 for Sunflower
- Commercial Costs: 55-120 US$/ha for Wheat, 85-230 US$/ha for Corn, 55-110 US$/ha for Soybean and 45-80 US$/ha for Sunflower
- Production Costs: 140-460 US$/ha for Wheat, 300-620 US$/ha for Corn, 260-460 US$/ha for Soybean and 220-360 US$/ha for Sunflower
The higher the crops yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.
Sown land – rice	Rice yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.	-Rice yield: 6.5 -7.5 tn/ha -Commercial Costs: 8-12 US$/ha -Production Costs: 750-950 US$/ha	-Rice yield: 6.0 -7.4 tn/ha -Commercial Costs: 11-14 US$/ha -Production Costs: 830-1,090 US$/ha	The higher the rice yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Biological assets (continued)

As of December 31, 2019, the impact of a reasonable 10 % increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s plantations less cost to sell of US$ 7.9 million for sugarcane, US$ 2.8 million for crops and US$ 2.0 million for rice.

As of December 31, 2018, the impact of a reasonable 10 % increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s plantations less cost to sell of US$ 8.6 million for sugarcane, US$ 1.5 million for crops and US$ 3.4 million for rice.

17.	Investments in joint ventures

The table below lists the Group’s investment in joint ventures for the years ended December 31 2018 and 2017:

		% of ownership interest held
Name of the entity	Country of incorporation and operation	2018	2017
CHS AGRO S.A.	Argentina	50%	50%

On February 26, 2013, the Group formed CHS AGRO, a joint venture with CHS Inc. CHS Inc. is a leading farmer-owned energy, grains and foods company based in the United States. The Group holds a 50% interest in CHS AGRO. On October 2014, CHS AGRO finished its sunflower processing plant in the city of Pehuajo, Province of Buenos Aires, Argentina.

In January 2019, the Company acquired, the remaining 50% of CHS Agro S.A. a joint venture between the Company and CHS Argentina S.A. After this acquisition, the Company own 100% of CHS Agro S.A. which has since been renamed as Girasoles del Plata S.A. (See Note 22). Thus, the Company is not part of any Joint Venture as of December 31, 2019.

The following amounts represent the assets (including goodwill) and liabilities, and income and expenses of the joint ventures:

2018
Assets:
Non-current assets	9,860
Current assets	6,710
16,570
Liabilities:
Non-current liabilities	25,949
Current liabilities	18,622
44,571
Net liabilities of joint venture	(28,001)

	2018	2017
Income	9,305	14,879
Expenses	(31,989)	(22,657)
Loss before income tax	(22,684)	(7,778)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Financial instruments by category

The Group classified its financial assets in the following categories:

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading unless they are designated as hedges. For all years presented, the Group’s financial assets at fair value through profit or loss comprise mainly derivative financial instruments.

(b) Financial assets at amortized cost.

Financial assets at amortized cost, namely loans and receivables, are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables comprise “trade and other receivables” and “cash and cash equivalents” in the statement of financial position.

The following tables show the carrying amounts of financial assets and financial liabilities by category of financial instrument and reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as other tax receivables or advance payments for services to be received in the future), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”. There was no reclassification between categories for the adoption of IFRS 9.

	Financial assets at amortized cost	Assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2019
Assets as per statement of financial position
Trade and other receivables	88,113	—	88,113	84,218	172,331
Derivative financial instruments	—	1,435	1,435	—	1,435
Cash and cash equivalents	290,276	—	290,276	—	290,276
Total	378,389	1,435	379,824	84,218	464,042

	Liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	98,420	98,420	12,066	110,486
Borrowings (excluding lease liabilities) (i)	—	968,280	968,280	—	968,280
Leases Liabilities	—	216,384	216,384	—	216,384
Derivative financial instruments (i)	1,423	—	1,423	—	1,423
Total	1,423	1,283,084	1,284,507	12,066	1,296,573

(i)    Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars using a portion of its borrowings denominated in U.S. Dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps (see Note 2).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Financial instruments by category (continued)

	Financial assets at amortized cost	Assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2018
Assets as per statement of financial position
Trade and other receivables	91,183	—	91,183	106,323	197,506
Derivative financial instruments	—	6,286	6,286	—	6,286
Cash and cash equivalents	273,635	—	273,635	—	273,635
Total	364,818	6,286	371,104	106,323	477,427

	Liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	96,167	96,167	10,270	106,437
Borrowings (excluding finance lease liabilities) (i)	—	861,521	861,521	—	861,521
Finance leases	—	595	595	—	595
Derivative financial instruments (i)	283	—	283	—	283
Total	283	958,283	958,566	10,270	968,836

(i)    Effective July 1, 2013 the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars using a portion of its borrowings denominated in U.S. Dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps (see Note 2).

From January 1, 2019, the group applied IFRS 16. Liabilities carried at amortized cost also included liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17. The categories disclosed are determined by reference to IFRS 9. Finance leases are excluded from the scope of IFRS 7. Therefore, finance leases have been shown separately in 2018.

Because of the short maturities of most trade accounts receivable and payable, other receivables and liabilities, and cash and cash equivalents, their carrying amounts at the closing date do not differ significantly from their respective fair values. The fair value of long-term borrowings is disclosed in Note 27.

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial asset at amortized cost	Assets/ liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total
December 31, 2019
Interest income (i)	7,319	—	—	7,319
Interest expense (i)	(35,208)	(27)	(24,899)	(60,134)
Foreign exchange losses (i)	(19,807)	(16,227)	(72,424)	(108,458)
(Loss) / gain from derivative financial instruments (ii)	(870)	1,441	—	571
Finance cost related to lease liabilities	—	(9,524)	—	(9,524)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Financial instruments by category (continued)

	Financial assets at amortized cost	Assets/ liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
December 31, 2018
Interest income (i)	7,915	—	—	7,915
Interest expense (i)	(35,794)	—	(15,783)	(51,577)
Foreign exchange gains / (losses) (i)	(108,936)	(41,218)	(33,041)	(183,195)
Gain from derivative financial instruments (ii)	—	51,670	—	51,670

(i)	Included in “Financial Results, net” in the consolidated statement of income.

(ii)	Included in “Other operating income, net” and “Financial Results, net” in the consolidated statement of income.

Determining fair values

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 13. This valuation hierarchy provides for three levels. The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking. The level in the fair value hierarchy is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2019 and 2018, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The Group does not have financial instruments allocated to this level for any of the years presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2019 and 2018 and their allocation to the fair value hierarchy:

		Level 1	Level 2	Total
Assets
Derivative financial instruments	2019	1,257	178	1,435
Derivative financial instruments	2018	6,286	—	6,286

Liabilities
Derivative financial instruments	2019	(1.423)	—	(1,423)
Derivative financial instruments	2018	(254)	(29)	(283)

There were no transfers within level 1 and 2 during the years ended December 31, 2019 and 2018.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Financial instruments by category (continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	—	—	1	(166)

NDF	Quoted price	Foreign-exchange curve.	Present value method	2	178
					12

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19.	Trade and other receivables, net

	2019	2018
Non-current
Advances to suppliers	723	2,343
Income tax credits	5,240	4,429
Non-income tax credits (i)	16,895	15,998
Judicial deposits	2,596	2,908
Receivable from disposal of subsidiary	17,047	10,944
Other receivables	2,492	2,198
Non-current portion	44,993	38,820
Current
Trade receivables	55,271	60,167
Receivables from related parties (Note 33)	—	8,337
Less: Allowance for trade receivables	(3,773)	(2,503)
Trade receivables – net	51,498	66,001
Prepaid expenses	12,521	9,396
Advances to suppliers	14,417	43,365
Income tax credits	1,059	2,560
Non-income tax credits (i)	33,363	28,232
Receivable from disposal of subsidiary (Note 22)	5,716	3,709
Cash collateral	23	1,505
Receivables from related parties (Note 33)	—	324
Other receivables	8,741	3,594
Subtotal	75,840	92,685
Current portion	127,338	158,686
Total trade and other receivables, net	172,331	197,506

(i) Includes US$ 226 (2018: US$ 575) reclassified from property, plant and equipment.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in U.S. Dollars):

	2019	2018
Currency
U.S. Dollar	37,131	52,342
Argentine Peso	45,520	42,896
Uruguayan Peso	999	534
Brazilian Reais	88,681	101,734
	172,331	197,506

As of December 31, 2019 trade receivables of US$ 11,284 (2018: US$ 5,052) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 381 and US$ 318 are over 6 months in December 31, 2019 and 2018, respectively.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19.	Trade and other receivables, net (continued)

Since January 1, 2018, for trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Until December 31, 2017 the Group recognized an allowance for trade receivables when there was objective evidence that the Group would not be able to collect all amounts due according to the original terms of the receivables.

Delinquency in payments was an indicator that a receivable may be impaired. However, management considers all available evidence in determining when a receivable is impaired. Generally, trade receivables, which are more than 180 days past due are fully provided for. However, certain receivables 180+ days overdue are not provided for based on a case-by-case analysis of credit quality analysis. Furthermore, receivables, which are not 180+ days overdue, may be provided for if specific analysis indicates a potential impairment.

Movements on the Group’s allowance for trade receivables are as follows:

	2019	2018	2017
At January 1	2,503	1,002	643
Charge of the year	3,656	2,468	758
Acquisition of subsidiary	46	—	—
Unused amounts reversed	(1,314)	(237)	(133)
Used during the year	(48)	(281)	(193)
Exchange differences	(1,070)	(449)	(73)
At December 31	3,773	2,503	1,002

The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

As of December 31, 2019, approximately 26% (2018: 89%) of the outstanding unimpaired trade receivables (neither past due not impaired) relate to sales to 24 well-known multinational companies with good credit quality standing, including but not limited to Raizen Combustiveis S.A., Camara de Comercializacao de Energia Electrica CCEE, Establecimientos Las Marias SACIFA, Cofco Resources S.A., Granar S.A., Rodoil Distribuidora de Combustiveis LTDA, among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The remaining percentage as of December 31, 2019 and 2018 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable.

New customers with less than six months of history with the Group are closely monitored. The Group has not experienced credit problems with these new customers to date. The majority of the customers for which an external credit rating is not available are existing customers with more than six months of history with the Group and with no defaults in the past. A minor percentage of customers may have experienced some non-significant defaults in the past but fully recovered.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Inventories

	2019	2018
Raw materials	47,501	48,140
Finished goods (Note 5) (1)	65,278	79,758
Others	11	204
	112,790	128,102

(1) Finished goods of Crops reportable segment are valued at fair value.

21.	Cash and cash equivalents

	2019	2018
Cash at bank and on hand	124,701	197,544
Short-term bank deposits	165,575	76,091
	290,276	273,635

22.	Disposals and acquisitions

Acquisitions

In January 2019, the Company acquired, the remaining 50% of CHS Agro S.A. a joint venture between the Company and CHS Argentina S.A. After this acquisition, we own 100% of CHS Agro S.A. which has since been renamed as Girasoles del Plata S.A. The consideration for this operation was nominal. At the day of the acquisition, we had our participation valued at 0. As a result of this transaction, the Company recognized a gain in the line item Other Operating Income of USD 0.2 million.

Net assets acquired are as follows:

Property, plant and equipment	21,800
Intangible assets, net	41
Inventories	1,866
Trade and other receivables, net	4,492
Deferred income tax liabilities	(4,546)
Trade and other payables	(1,031)
Current income tax liabilities	(5)
Payroll and Social liabilities	(153)
Borrowings	(23,062)
Cash and cash equivalents added as a result of the business combination	747
Total net assets added as a result of business combination	149
Fair value of previously held equity interest	74
Gain for bargain purchase	75

In January 2019, the Company acquired 100% of Olam Alimentos S.A. whose principal asset is a peanuts processing facility located in the Province of Córdoba, (currently Mani del Plata S.A.) from Olam International Ltd. The consideration for

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Disposals and acquisitions (continued)

this acquisition was USD 10 million to be disbursed in three installments, with the first payment made at closing. This transaction qualifies as a purchase of assets.

In February 2019, the Company acquired two dairy facilities from SanCor Cooperativas Unidas Limitada ("SanCor"). The first facility is located in Chivilcoy, Province of Buenos Aires and processes fluid milk while the second facility is located in Morteros, Province of Cordoba and produces powder milk and cheese. Together with these facilities, we also acquired the brands Las Tres Niñas and Angelita. The total consideration for these operations was US$ 47 million. This transaction qualifies as a purchase of assets.

Disposals

In May 2018, the Group completed the sale of Q45 Negócios Imobiliários Ltda., a wholly owned subsidiary, which main underlying asset is the  Rio De Janeiro Farm, for a selling price of US$ 34 million (Reais 120 million), which was fully collected as of the date of these financial statements. This transaction resulted in a gain of US$ 22 million included in “Other operating income” under the line item “Gain from the sale of farmland and other assets”.

In June 2018, the Group completed the sale of Q43 Negócios Imobiliários Ltda., a wholly owned subsidiary , which main underlying asset is the Conquista Farm, for a selling price of US$ 18.4 million (Reais 68 million), of which US$ 5.6 million (Reais 21.4 million) has already been collected and the balance will be collected in four annual installments starting in June 2019. This transaction resulted in a gain of US$ 14 million, included in “Other operating income” under the line item “Gain from the sale of farmland and other assets”

In January 2019, we completed the sale of Q065 Negócios Imobiliários Ltda., a wholly owned subsidiary , which main underlying asset is the Alto Alegre Farm, for a selling price of US$ 16.6 million (Reais 62.5 million), of which US$ 2.2 million (Reais 8.4 million) has already been collected and the balance will be collected in seven annual installments starting in June 2019.

This transaction resulted in a gain before tax of US$ 1.5 million, and also in the reclassification of Revaluation surplus to retained earnings of U$S 8.0 million.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Shareholders' contributions

The share capital of the Group is represented by common shares with a nominal value of US$ 1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At January 1, 2017	122,382	1,120,823
Employee share options exercised (Note 24) (1)	—	50
Restricted shares and units vested (Note 24)	—	4,149
Purchase of own shares	—	(32,515)
At December 31,2017	122,382	1,092,507
Restricted shares and units vested (Note 24)	—	4,775
Purchase of own shares	—	(13,206)
At December 31,2018	122,382	1,084,076
Restricted shares units vested (Note 24)	—	4,455
Purchase of own shares	—	(3,219)
At December 31,2019	122,382	1,085,312

(1)	Treasury shares were used to settle these options and units.

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and is reviewed by the Board of Directors after each 12-month period. On August 13, 2019, the Board of Directors approved the extension of the program for an additional twelve-month period, ending September 23, 2020.

Repurchases of shares under the program are made from time to time in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice.

As of December 31, 2019, the Company repurchased 9,117,747 shares under this program, of which 3,828,042 have been applied to some exercise of the Company’s stock option plan and restricted stock units plan. In 2019, 2018 and 2017 the Company repurchased shares for an amount of US$ 4,263; US$ 15,725; US$ 38,367, respectively. The outstanding treasury shares as of December 31, 2019 totaled 5,295,765.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group's subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted stock units and restricted shares to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

The fair value of the options under the Option Schemes was measured at the date of grant using the Black-Scholes valuation technique.

As of the date of these financial statements all options has already been vested and expensed.

The Adecoagro/ IFH 2004 Stock Incentive Option Plan was effectively established in 2004 and is administered by the Compensation Committee of the Company. Options are exercisable over a ten-year period. In May 2014 this period was extended for another ten year-period.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2019		2018		2017
	Average exercise price per share	Options (thousands)	Average exercise price per Share	Options (thousands)	Average exercise price per Share	Options (thousands)
At January 1	6.66	1,634	6.66	1,634	6.66	1,641
Exercised	—	—	—	—	5.83	(7)
At December 31	6.66	1,634	6.66	1,634	6.66	1,641

Options outstanding at year end under this Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date (i):		2019	2018	2017
May 1, 2024	5.83	496	496	496
May 1, 2025	5.83	452	452	452
January 1, 2026	5.83	142	142	142
February 16, 2026	7.11	103	103	103
October 1, 2026	8.62	441	441	441

(i) On May 2014, the Board of directors decided to extend the expired date of the Plan.

The Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan was effectively established in late 2007 and is administered by the Compensation Committee of the Company. Options are exercisable over a ten-year period.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan are as follows:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.	Equity-settled unit-based payments (continued)

	2019		2018		2017
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)
At January 1	13.31	737	13.31	851	13.07	1,658
Forfeited	13.40	—	13.27	(11)	13.40	(4)
Expired	12.82	(609)	12.82	(103)	12.82	(803)
At December 31	13.37	128	13.37	737	13.31	851

Options outstanding at year-end under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date:		2019	2018	2017
From Nov 13, 2017 to Aug 25, 2018	12.82	—	—	105
January 30, 2019	13.40	—	595	595
June 1, 2019	12.82	—	3	3
November 1, 2019	13.40	—	11	11
From Jan 30, 2020 to Sep 1, 2020	13.40	97	97	106
From Jan 30, 2020 to Sep 1, 2020	12.82	31	31	31

The following table shows the exercisable shares at year end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
2019	1,762
2018	2,371
2017	2,485

(b)	Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011. It is administered by the Compensation Committee of the Company. Restricted shares or units under these Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit granted. There are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share or unit shall not be converted into common shares. The maximum number of ordinary shares with respect to which awards may be made under the Plan is 3,982,658, of which 3,896,809 have already been granted and 976,234 will be vested on future periods. The maximum numbers of ordinary shares are revised annually.

At December 31, 2019, the Group recognized compensation expense US$ 4.8 million related to the restricted stock units granted under the Restricted Share Plan (2018: US$ 4.9 million and 2017: US$ 5.6 million).

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.	Equity-settled unit-based payments (continued)

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2017	May 15, 2017	Apr 1, 2018	May 15, 2018	Apr 1, 2019	May 15, 2019
Fair value	11.88	12.14	8.43	9.10	7.00	7.20
Possibility of ceasing employment before vesting	—%	—%	—%	—%	—%	—%

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

	Restricted shares (thousand)	Restricted stock units (thousands)	Restricted stock units (thousands)	Restricted stock units (thousands)
	2019	2019	2018	2017
At January 1	—	976	969	1,000
Granted (1)	753	20	530	488
Forfeited	(3)	(12)	(25)	(29)
Vested	—	(476)	(498)	(490)
At December 31	750	508	976	969

(1) Approved by the Board of Directors of March 12, 2019 and the Shareholders Meeting of April 17, 2019.

25.	Legal and other reserves

According to the laws of certain of the countries in which the Group operates, a portion of the profit of the year (5%) is separated to constitute legal reserves until they reach legal capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses. The legal limit of these reserves has not been met.

Legal and other reserves amount to US$ 3,699 as of December 31, 2019 (2018: US$ 3,664) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP. No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2019, but the Company has distributable reserves in excess of US$ 935,220.

In the other reserves line, it is included the benefit that the Company  has regarding ICMS conceded by the government of the Estate of Mato Grosso do Sul. In accordance with the Complementary Law 160/17, grants related to ICMS, conceded by any Estate of Brazil, were considered as Investments Grants. This investment grants will not be computed to calculate income tax, since they were accounted as an Equity Reserve. This reserve cannot be distribute, unless income tax is paid on the reserve.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Trade and other payables

	2019	2018
Non-current
Payable from acquisition of property, plant and equipment	3,394	—
Other payables	205	211
	3,599	211
Current
Trade payables	90,594	94,483
Advances from customers	2,980	3,813
Taxes payable	9,086	6,457
Payables from acquisition of property, plant and equipment	3,596	—
Other payables	631	1,473
	106,887	106,226
Total trade and other payables	110,486	106,437

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

27.	Borrowings

	2019	2018
Non-current
Senior Notes	496,564	496,118
Bank borrowings	283,638	221,971
Obligations under finance leases	—	395
	780,202	718,484
Current
Senior Notes	8,250	8,250
Bank overdrafts	27	2,320
Bank borrowings	179,801	132,862
Obligations under finance leases	—	200
	188,078	143,632
Total borrowings	968,280	862,116

As of December 31, 2019, total bank borrowings include collateralized liabilities of US$ 87,738 (2018: US$ 136,322). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 495.7 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries. As of the Issue Date, Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.	Borrowings (continued)

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions. During 2019 and 2018 the Group was in compliance with these financial covenants.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	2019	2018
Fixed rate:
Less than 1 year	120,154	105,708
Between 1 and 2 years	46,247	16,287
Between 2 and 3 years	55,453	25,704
Between 3 and 4 years	40,725	43,507
Between 4 and 5 years	10,331	26,415
More than 5 years	595,550	505,456
	868,460	723,077
Variable rate:
Less than 1 year	67,924	37,724
Between 1 and 2 years	20,007	17,278
Between 2 and 3 years	7,197	29,861
Between 3 and 4 years	4,692	22,886
Between 4 and 5 years	—	18,251
More than 5 years	—	12,444
	99,820	138,444
	968,280	861,521

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2020 and September 2024 and bear either fixed interest rates ranging from 2.5% to 7.95% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 6.89% to 12.03% per annum. At December 31, 2019 LIBOR (six months) was 2.88% (2018: 1.84%).

Borrowings incurred by the Group´s subsidiaries in Argentina are repayable at various dates between January 2020 and June 2024 and bear either fixed interest rates ranging from 4.50% and 7.00% per annum for those borrowings denominated in U.S. Dollar, and a fixed interest rate at 62.00% per annum for those borrowings denominated in Argentine pesos.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.	Borrowings (continued)

Brazilian Subsidiaries

The main loans of the Group’s Brazilian Subsidiaries are:

Bank	Grant date	Nominal amount		Capital outstanding as of December 31				Maturity date	Annual interest rate
				2019			2018
		(In millions)		Millions of Reais		Millions of equivalent Dollars	Millions of equivalent Dollars
Banco Do Brasil (1)	October 2012	R$	130.0	R$	54.2	13.4	18.8	November 2022	2.94% minus 15% of performance bonus
Itau BBA FINAME Loan (2)	December 2012	R$	45.9	R$	6.5	1.6	3.1	December 2022	2.50%
Banco do Brasil / Itaú BBA Finem Loan (3)	September 2013	R$	273.0	R$	66.3	16.5	38.0	January 2023	6.83%
BNDES Finem Loan (4)	November 2013	R$	215.0	R$	83.7	20.8	28.6	January 2023	3.75%
ING Bank N.V. (5)	October 2018	US$	75.0		—	75.0	75.0	October 2023	6.33%
Ecoagro XP CRA	December 2019	R$	400.0		—	99.2	8.6	November 2027	3,8% + IPCA

(1)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; and (iii) liens over the Ivinhema mill and equipment.

(2)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; and (iii) liens over the Ivinhema mill and equipment.

(3)
Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; (iii) liens over the Ivinhema mill and equipment; and (iv) long term power purchase agreements (PPA).

(4)	Collateralized by (i) liens over the Ivinhema mill and equipment; and (ii) power sales contracts.

(5)	Collateralized by sales contracts.

In December 2019, Adecoagro Vale do Ivinhema placed R$ 400.0 million in Certificados de Recebíveis do Agronegócio (CRA), due in November 2027 and bearing an interest of IPCA (Brazilian official inflation rate) + 3.80% per annum. This debt was issued with no guarantee.

The above mentioned loans, except the CRA, contain certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Brazilian Subsidiaries.

During 2019 and 2018 the Group was in compliance with all financial covenants.

Argentinian Subsidiaries

The main loans of the Group’s Argentinian Subsidiaries are:

Bank	Grant date	Nominal amount	Capital outstanding as of December 31		Maturity date	Annual interest rate
			2019	2018
		(In millions)	(In millions)	(In millions)
IFC Tranche A (1)	2016	US$25	18.18	22.70	September 2023	4.3% per annum
IFC Tranche B (1)	2016	US$25	14.29	21.40	September 2021	4% plus LIBOR
Rabobank (2)	2018	US$50	50.00	50.00	June 2024	3% plus LIBOR

(1) Collateralized by a US$ 113 million mortgage over Carmen farm, which is property of Adeco Agropecuaria S.A.

(2) Collateralized by the pledged of the shares of Dinaluca S.A., Compañía Agroforestal S.M.S.A. and Bañado del Salado S.A.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.	Borrowings (continued)

The above mentioned loans contain certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Argentinian Subsidiaries.

During 2019 and 2018 the Group was in compliance with all financial covenants.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value.The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the notes as of December 31 2018 and 2019 equals US$ 460 million and US$ 497 million, 91.91% and 99.49% of the nominal amount, respectively.

The breakdown of the Group´s borrowing by currency is included in Note 2 - Interest rate risk.

Evolution of the Group's borrowings as December 31, 2019 and 2018 is as follow:

	2019	2018
Amount at the beginning of the year	862,116	817,958
Proceeds from long term borrowings	108,271	45,536
Payments of long term borrowings	(101,826)	(124,349)
Proceeds from short term borrowings	193,977	318,108
Payments of short term borrowings	(127,855)	(190,630)
Payments of interest (1)	(55,195)	(47,401)
Accrued interest	56,943	61,186
Acquisition of subsidiaries	12,823	—
Exchange differences, inflation and translation, net	3,618	(19,506)
Others	15,408	1,214
Amount at the end of the year	968,280	862,116

(1) Excludes payment of interest related to trade and other payables.

28.     Lease liabilities

Since January 1,2019 the Group mandatorily adopted IFRS 16 (Note 29 and 35.1).

	2019	2018
Lease liabilities
Non-current	174,570	—
Current	41,814	—
	216,384	—

The maturity of the Group´s lease liabilities is as follows:

2019
Less than 1 year	41,813
Between 1 and 2 years	46,657
Between 2 and 3 years	28,197
Between 3 and 4 years	21,160
Between 4 and 5 years	18,427
More than 5 years	60,130
216,384

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Payroll and social security liabilities

	2019	2018
Non-current
Social security payable	1,209	1,219
	1,209	1,219
Current
Salaries payable	3,290	3,785
Social security payable	3,025	3,112
Provision for vacations	8,808	9,770
Provision for bonuses	10,085	9,311
	25,208	25,978
Total payroll and social security liabilities	26,417	27,197

30.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Others	Total
At January 1, 2018	4,838	5	4,843
Additions	1,147	—	1,147
Used during year	(1,379)	—	(1,379)
Exchange differences	(986)	—	(986)
At December 31, 2018	3,620	5	3,625
Additions	527	41	568
Used during year	(774)	—	(774)
Exchange differences	(247)	—	(247)
At December 31, 2019	3,126	46	3,172

Analysis of total provisions:

	2019	2018
Non current	2,936	3,296
Current	236	329
	3,172	3,625

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate claimed nominal amount of US$ 23.1 million and US$ 21.0 million as of December 31, 2019 and 2018, respectively.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.	Disclosure of leases and similar arrangements

As explained in note 35.1 above, the Group has changed its accounting policy for leases where the Group is the lessee. The new policy and the impact of the change is described in Note 35.1.

The Group as lessee

Operating leases:

The Group leases land for crop cultivation in Argentina. The leases have an average term of a crop year and are renewable at the option of the lessee for additional periods. Under the lease agreements, rent accrues generally at the time of harvest. Rent is payable at several times during the crop year. Lease expense was US$ 0.0 million for the year ended December 31, 2019 (2018: US$ 14.0 million; 2017: US$ 6.8 million). Lease expense is capitalized as part of biological assets.

The Group also leases various offices and machinery under cancellable operating lease agreements which involve no significant amount.

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	2019	2018
No later than 1 year	—	9,082
Later than 1 year and no later than 5 years	—	426
	—	9,508

Agriculture “partnerships” (parceria by its exact term in Portuguese):

The Group enters into contracts with landowners to cultivate sugarcane on their land. These contracts have an average term of 6 years.

Under these contracts, the Group makes payments based on the market value of sugarcane per hectare (in tons) used by the Group in each harvest, with the market value based on the price of sugarcane published by CONSECANA and a fixed amount of total recoverable sugar per ton. Lease expense was US$ (9,154.0) million for the year ended December 31, 2019 (2018: US$ 41.10 million; 2017: US$ 38.5 million). Lease expense is included in “Initial recognition and changes in fair value of biological assets and agricultural produce” in the statement of income.

Finance leases:

Most of the leased assets carried in the consolidated statement of financial position as part of a finance lease relate to long-term rental and lease agreements for vehicles, machinery and equipment. Obligations under finance leasing totals US$ 522 and US$ 595 as of December 31, 2019 and 2018, respectively.

The Group as lessor

Operating leases:

The Group acts as a lessor in connection with an operating lease related to leased farmland, classified as investment property. The lease payments received are recognized in profit or loss. The lease has a term of ten years.

The following amounts have been recognized in the statement of income in the line “Sales goods and services rendered”:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.	Disclosure of leases and similar arrangements (continued)

	2019	2018	2017
Rental income	564	643	771

The future minimum rental payments receivable under cancellable leases are as follows:

	2019	2018
No later than 1 year	—	32
Later than 1 year and no later than 5 years	—	306
	—	338

Finance leases:

The Group does not act as a lessor in connection with finance leases.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Group companies

The following table details the subsidiaries that comprised the Group as of December 31, 2019 and 2018:

			2019	2018
	Activities	Country of incorporation and operation	Ownership percentage held if not 100%	Ownership percentage held if not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Adeco Agropecuaria S.A.	(a)	Argentina	—	—
Pilagá S.A.	(a)	Argentina	99.94%	99.94%
Cavok S.A.	(a)	Argentina	51%	51%
Establecimientos El Orden S.A.	(a)	Argentina	51%	51%
Bañado del Salado S.A.	(a)	Argentina	—	—
Agro Invest S.A.	(a)	Argentina	51%	51%
Forsalta S.A.	(a)	Argentina	51%	51%
Dinaluca S.A.	(a)	Argentina	—	—
Simoneta S.A.	(a)	Argentina	—	—
Compañía Agroforestal S.M.S.A.	(a)	Argentina	—	—
Energía Agro S.A.U.	(a)	Argentina	—	—
L3N S.A.	(d)	Argentina	—	—
Maní del Plata S.A.	(a)	Argentina	—	—
Girasoles del Plata S.A.	(a)	Argentina	—	—
Adeco Agropecuaria Brasil S.A.	(b)	Brazil	—	—
Adecoagro Vale do Ivinhema S.A. ("AVI")	(b)	Brazil	—	—
Usina Monte Alegre Ltda. ("UMA")	(b)	Brazil	—	—
Monte Alegre Combustíveis Ltda.	(b)	Brazil	—	—
Adecoagro Energia Ltda.	(b)	Brazil	—	—
Kelizer S.A.	(a)	Uruguay	—	—
Adecoagro Uruguay S.A.	(a)	Uruguay	—	—
Holdings companies:
Adeco Brasil Participações S.A.	—	Brazil	—	—
Adecoagro LP S.C.S.	—	Luxembourg	—	—
Adecoagro GP S.a.r.l.	—	Luxembourg	—	—
Ladelux S.C.A.	—	Uruguay	—	—
Spain Holding Companies	(c)	Spain	—	—

(a) Mainly crops, rice, cattle and others.
(b) Mainly sugarcane, ethanol and energy.
(c) Comprised by (1) wholly owned subsidiaries: Kadesh Hispania S.L.U.; Leterton España S.L.U.; Global Asterion S.L.U.; Global Acasto S.L.U.; Global Laertes S.L.U.; Global Seward S.L.U.; Global Pindaro S.L.U.; Global Pileo S.L.U.; Peak Texas S.L.U.; Peak City S.L.U.; Global Neimoidia S.L.U. and 51% controlled subsidiaries; Global Acamante S.L.U.; Global Carelio S.L.U.; Global Calidon S.L.U.; Global Mirabilis S.L.U. Global Anceo S.L.U.Global Hisingen S.L.U.
(d) Mainly dairy

The percentage voting right for each principal subsidiary is the same as the percentage of capital stock held. Issued share capital represents only ordinary shares/ quotas, units or their equivalent. There are no preference shares or units issued in any subsidiary undertaking.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Group companies (continued)

According to the laws of certain of the countries in which the Group operates, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s joint ventures have not reached the legal capped amounts.

33.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income			Balance receivable (payable)/(equity)
			2019	2018	2017	2019	2018
Directors and senior management	Employment	Compensation selected employees	(5,232)	(7,122)	(7,040)	(15,499)	(16,353)

Girasoles del Plata S.A (ii)	Joint venture	Receivable from related parties (Note 19) (i)	—	—	—	—	8,337
		Payables (Note 26)	—	—	—	—	(194)
		Sales of goods	—	456	2,487	—	—
		Services	—	210	88	—	—
		Interest income	—	242	308	—	—

(i)	It includes US$ 8 million of a loan that accruing a 3% interest rate per year with the final maturity in 2022.

(ii)	Since February 2019, Girasoles del Plata S.A. (formerly CHS Agro S.A.) is fully part of the Group.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

34.	Critical accounting estimates and judgments

Critical accounting policies are those that are most important to the portrayal of the Group’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. The Group’s critical accounting policies are discussed below.

Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Group’s results of operations. The Group also has other policies that are considered key accounting policies, such as the policy for revenue recognition. However, these other policies, which are discussed in the notes to the Group’s financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgments that are difficult or subjective.

(a)Impairment of non-financial assets

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets could have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independently, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

In the case of Goodwill, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination. CGU to which goodwill is allocated is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount of the CGU may be impaired. The carrying amount of the CGU is compared to its recoverable amount, which is the higher of fair value less costs to sell and the value in use. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The impairment review requires management to undertake certain significant judgments, including estimating the recoverable value of the CGU to which goodwill is allocated, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Farmlands may be used for different activities that may generate independent cash flows. Those farmlands that are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs. Most of the farmlands in Argentina and Uruguay are treated as single CGUs.

Based on these criteria, management identified a total amount of 40 CGUs as of September 30, 2019 and 37 CGUs as of September 30, 2018.

As of September 30, 2019 and 2018, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina and Brazil.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2019 and 2018:

As of September 30, 2019, the Group identified 12 CGUs in Argentina (2018: 11 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. Management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties, which relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

34.	Critical accounting estimates and judgments (continued)

Fair values are determined by extensive analysis which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value, Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located. A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

The following table shows only the 12 CGUs (2018: 11 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2019	September 30, 2018
La Carolina / Crops / Argentina	162	112
La Carolina / Cattle / Argentina	26	38
El Orden / Crops / Argentina	175	170
El Orden / Cattle / Argentina	6	14
La Guarida / Crops / Argentina	1,158	1,149
La Guarida / Cattle / Argentina	597	937
Los Guayacanes / Crops / Argentina	2,145	1,449
Doña Marina / Rice / Argentina	3,734	3,385
Huelen / Crops / Argentina	3,716	3,369
El Colorado / Crops / Argentina	1,857	1,484
El Colorado / Cattle / Argentina	18	216
Closing net book value of goodwill allocated to CGUs tested (Note 15)	13,594	12,323
Closing net book value of PPE items allocated to CGUs tested	162,844	179,545
Total assets allocated to CGUs tested	176,438	191,868

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2019 and 2018.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

34.	Critical accounting estimates and judgments (continued)

CGUs tested based on a value-in-use model at September 30, 2019 and 2018:

As of September 30, 2019, the Group identified 2 CGUs (2018: 2 CGUs) in Brazil to be tested based on this model (all CGUs with allocated goodwill). The determination of the value-in-use calculation required the use of significant estimates and assumptions related to management’s cash flow projections. In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2019	September 30, 2018
Financial projections	Covers 4 years for UMA (*)	Covers 4 years for UMA
	Covers 7 years for AVI (**)	Covers 7 years for AVI
Yield average growth rates	0-1%	0-1%
Future pricing increases	0,11% per annum	0,11% per annum
Future cost decrease	0,78% per annum	3,11% per annum
Discount rates	7%	8%
Perpetuity growth rate	1%	2%

(*) UMA stands for Usina Monte Alegre LTDA.
(**) AVI stands for Adecoagro VAle Do Ivinhema S.A.

Discount rates are based on the risk-free rate for U. S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.
The following table shows only the 2 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2019	September 30, 2018
AVI / Sugar, Ethanol and Energy	3,813	3,966
UMA / Sugar, Ethanol and Energy	1,430	2,107
Closing net book value of goodwill allocated to CGUs tested (Note 15)	5,243	6,073
Closing net book value of PPE items allocated to CGUs tested	614,702	618,818
Total assets allocated to 2 CGUs tested	619,945	624,891

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2019 and 2018.

Management views these assumptions are conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

The Company's goodwill and property, plant and equipment balances allocated to the cash generating units with allocated goodwill in Argentina and Brazil were U$S 176 million and U$S 652 million, respectively at December 31, 2019.

As of December 31, 2019, the Group determined that there is no indicators of impairment.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

34.	Critical accounting estimates and judgments (continued)

 (b) Biological assets

The nature of the Group’s biological assets and the basis of determination of their fair value are explained under Note 35.11. The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available, for example by reference to historical information of past practices and results, statistical and agronomical information, and other analytical techniques. The discounted cash flow model includes significant assumptions relating to the cash flow projections including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs, and estimated discount rate.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.

The signficant assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used would result in a significant increase or decrease to the fair value of biological assets. In addition, cash flows are projected over a number of years and based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value (see Note 16).

(c) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Deferred tax assets are reviewed each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be settled. Deferred tax assets and liabilities are not discounted. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment (see Note 10).

(d) Fair value for farmlands and investment property

Property, plant and equipment

Farmlands are recognized at fair value based on periodic, but at least annual, valuations prepared by an external independent expert. A revaluation reserve is credited in shareholders’ equity. The valuation is determined using sales Comparison Approach. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3) (see Note 12).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

34.	Critical accounting estimates and judgments (continued)

Investment property

Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business, and it is measured at fair value. The changes of the Fair value, which is based on an independent external expert, impacts the profit and loss of the period, in the line item Other operating income, net (see Note 14).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.    Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Financial reporting in a hyperinflation economy

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the Standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%.

Considering a significant increase in inflation during 2018, which exceeded the 100% three-year cumulative inflation rate, and that the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes. It is agreed that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29 and that as from July 1, 2018, it will apply IAS 29 as from that date in the financial reporting of its subsidiaries and associates with Argentine peso as functional currency.

Financial statements of a foreign entity with a functional currency of a country that has a highly inflationary economy, are restated to reflect changes in the general price level or index in that country before translation into U.S. Dollars. In adjusting for hyperinflation, a general price index is applied to all non-monetary items in the financial statements (including equity) and the resulting gain or loss, which is the gain or loss on the entity's net monetary position, is recognized in the income statement. Monetary items in the closing statement of financial position are not adjusted. The Group treated all Argentine subsidiaries as a hyperinflationary economy as all of them have argentine peso as functional currency. The results and financial position of all foreign entities with a functional currency of a country that has a highly inflationary economy are translated at closing rates after the restatement for changes in the general purchasing power argentine peso.

The inflation adjustment on the initial balances was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics and the year-over-year change in the index was 1.538.

The main procedures for the above-mentioned adjustment are as follows:

•Monetary assets and liabilities which are carried at amounts current at the balance sheet date are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

•Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date, and components of shareholders' equity are adjusted by applying the relevant conversion factors.

•All items in the income statement are restated by applying the relevant conversion factors. The company has elected not to segregate the impact of inflation over financial results.

•The effect of inflation on the Company’s net monetary position is included in the income statement, in "Other financial results" (Note 9).

•The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the hyperinflation adjustments required by IAS 29 will lead to a difference in addition to the difference arising on the adoption of hyperinflation accounting.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.	Summary of significant accounting policies (continued)

The comparative figures in these consolidated financial statements presented in a stable currency are not adjusted for subsequent changes in the price level or exchange rates. This resulted in an initial difference, arising on the adoption of hyperinflation accounting, between the closing equity of the previous year and the opening equity of the current year. The Company recognized this initial difference directly in equity.

35.1	Basis of preparation and presentation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). All IFRS issued by the IASB, effective at the time of preparing these consolidated financial statements have been applied.

The consolidated financial statements have been prepared under the historical cost convention as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, biological assets and agricultural produce at the point of harvest and farmlands measured at fair value.

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 34.

Description of accounting policies changed during the fiscal-year.

Leases

For fiscal years beginning on January 1st, 2019 and onward the adoption of IFRS 16 - Leases it is mandatory. We disclose herein the new accounting policies that have been applied from January 1, 2019, where they are different to those applied in prior periods.

IFRS 16 was adopted following the simplified approach, without restating comparative. The reclassifications and the adjustments arising from the new lease accounting rules are directly recognized in the opening balance sheet on January 1, 2019.

The Company has adopted IFRS 16 Leases from January 1, 2019, but has not restated comparatives for previous reporting period as permitted under the specific transition provisions in the Standard.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. In the previous year, the Company only recognize lease liabilities in relation to leases that were classified as "Finance leases" under IAS 17 Leases. For the initial recognition, these liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019.

The adoption of IFRS 16 Leases from January 1, 2019, resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements.

Right-of-use assets

The total of the right-of-use assets are included under such type in the Statement of Financial Position:

	Right of use	Lease liabilities
Closing balance as of December 31, 2018	—	—
Initial recognition	204,937	(204,937)
Reclassifications from Trade and other receivables, net	—	26,794
Opening balance as of January 1, 2019	204,937	(178,143)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.1	Basis of preparation and presentation (continued)

The impact of the adoption of IFRS 16 did not have effect in retained earnings at January 1, 2019.

Initial measurement of lease liability:

2019
Operating lease commitments disclosed as of December 31, 2018	9,508
Finance leases	595
(Less): short-term leases not recognised as a liability	(9,308)
Add: adjustments as a result of a different treatment	199,929
Add: adjustments relating to changes in the index or rate affecting variable payments	4,213
Initial recognition of lease liability	204,937

According with the adoption of IFRS 16, the new accounting policy for leases is as follows:

Leases are recognized as a right-of-use asset and corresponding liability at the date of which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

In determining the lease term, the Company considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Short term leases are recognized on a straight line basis as an expense in the income statement.

Accounting as lessee

The Company recognizes a right-of-use asset and a lease liability at the commencement date of each lease contract that grants the right to control the use of an identified asset during a period of time. The commencement date is the date in which the lessor makes an underlying asset available for use by the lessee.

The Company applied exemptions for leases with a duration lower than 12 months, with a value lower than thirty thousand dollars and/or with clauses related to variable payments. These leases have been considered as short-term leases and, accordingly, no right-of-use asset or lease liability have been recognized.

The weighted average lessee’s incremental borrowing rate applied  to lease liabilities recognised in the statement of financial position at the date of initial application was 7.06%.

At initial recognition, the right-of-use asset is measured considering:

•	The value of the initial measurement of the lease liability;

•	Any lease payments made at or before the commencement date, less any lease incentives; and

•	Any initial direct costs incurred by the lessee; and

After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability.

Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.1	Basis of preparation and presentation (continued)

The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including the following concepts:

•	Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;

•	Amounts expected to be payable by the lessee under residual value guarantees;

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease;

•	Fixed payments, less any lease incentives receivable;

•	Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;

•	Amounts expected to be payable by the lessee under residual value guarantees;

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

After the commencement date, the Company measures the lease liability by:

•	Increasing the carrying amount to reflect interest on the lease liability;

•	Reducing the carrying amount to reflect lease payments made; and

•	Re-measuring the carrying amount to reflect any reassessment or lease modifications.

The above mentioned inputs for the valuation of the right of use assets and lease liabilities including the determination of the contracts within the scope of the standard, the contract term ant interest rate used in the discounted cash flow involved a high degree of management´s estimations.

Early adoption of IFRS 3 Amendment

The IASB has issued narrow-scope amendments to IFRS 3,'Business combinations', to improve the definition of a business.

The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others.

Entities are required to apply the amendments to transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2020. The Company applied this amendment form the period beginning on 1 January 2019.

Description of accounting policies changed during the previous year.

During the period ended September 30, 2018, the group has adopted the revaluation model for its Farmlands within Property, plant and equipment. Previously, the Company valued all these group of assets under the cost model. These amendments have resulted in an increase of Property, plant and equipment of US$ 545 million. This higher valuation resulted in an increase of the deferred tax liability of US$ 139 million. This change in accordance with IAS 16 is applied prospectively.

Also the Company also adopted the revaluation model for its Investment property. The higher valuation resulted in an increase in Retained earning of US$ 45 million; an increase in Investment property of US$ 40 million as of December 31, 2017and an increase in Deferred tax liability of US$ 12 million.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.2	Scope of consolidation

The consolidated financial statements include the results of the Company and all of its subsidiaries from the date that control commences to the date that control ceases. They also include the Group’s share of the net income of its jointly-controlled entities on an equity-accounted basis from the point at which joint control commences, to the date that it ceases.

(a) Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date that control commences and deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b) Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(c) Disposal of subsidiaries

When the Group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amount previously recognized in other comprehensive income in respect of that entity is accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(d) Joint arrangements

Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement.

The Group has assessed the nature of its joint arrangements and determined them to be joint ventures and value them under the equity method.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.2	Scope of consolidation (continued)

Under the equity method of accounting, interests in joint ventures are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition of profits or losses and movements in other comprehensive income, respectively. When the share of losses of an investee equals or exceeds the carrying amount of an investment the Group discontinue applying the equity method, the investment is reduced to zero and does not record additional losses. If the investee subsequently reports net income, the Group would resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

35.3	Segment reporting

According to IFRS 8, operating segments are identified based on the ‘management approach’. This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker (the Management Committee in the case of the Company)

35.4    Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in US dollars, which is the Group’s presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, in the line Item “Finance income” or “Finance cost”, as appropriate.

(c) Group companies

The results and financial position of Group entities (except those that has the currency of a hyper-inflationary economy - Argentine subsidiaries) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•
income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognized as a separate component of equity.

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.5	Property, plant and equipment

Farmlands are initially recorded at fair value and subsequently under the revaluation model based on periodic, but at least annual, valuations prepared by an external independent expert. A revaluation reserve is credited in shareholders’ equity. All other property, plant and equipment is recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition. Under the definition of Property plant and equipment is included the bearer plants, such as sugarcane and coffee trees.

Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income when they are incurred.

The depreciation methods and periods used by the group are disclosed in Note 12.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating income, net” in the consolidated statement of income.

35.6    Investment property

Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business, and it is measured at fair value net of any impairment losses if any. The changes of the Fair value, which is based on an independent external expert, impacts the profit and loss of the period, in the line item Other operating income, net.

35.7	Leases

As explained in note 35.1 above, the Group has changed its accounting policy for leases where the Group is the lessee. The new policy and the impact of the change is described in Note 35.1. Until December 31, 2018 the Group classified its leases at the inception as finance or operating leases. Leases were classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases were classified as operating leases and charged to the statements of income in a straight-line basis over the period of the lease. Finance leases are capitalized at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, were included as “Borrowings”. From 2019 onwards, leases are accounted under the IFRS 16.

35.8	Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill on acquisition is initially measured at cost. being the excess of the consideration over the fair value of the Group’s share of net assets of the acquired subsidiary undertaking at the acquisition date. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. It is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment testing. Goodwill arising on the acquisition of subsidiaries is included within “Intangible assets” on the statement of financial position. Goodwill arising on the acquisition of foreign entities is treated as an asset of the foreign entity denominated in the local currency and translated at the closing rate.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.8	Goodwill (continued)

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment (see Note 34 (a)). Gains and losses on the disposal of a Group entity include any goodwill relating to the entity sold (see Note 35.10).

35.9	Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and impairment losses, if any. These intangible assets comprise trademarks and computer software and are amortized in the statement of income on a straight-line basis over their estimated useful lives estimated to be 10 to 20 years and 3 to 5 years, respectively.

35.10    Impairment of assets

Goodwill

The Company conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than its carrying amount , the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset may in the unit. Impairment losses recognized for goodwill cannot be reversed in a subsequent period. Recoverable amount is the higher of the fair value less costs to sell and value in use. In determining the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted (see Note 34 (a) for details).

Property, plant and equipment and finite lived intangible assets

At each statement of financial position date, the Group reviews the carrying amounts of its property, plant and equipment and other intangible assets which have finite lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, that carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

35.11	Biological assets

Biological assets comprise growing crops (mainly corn, wheat, soybeans, sunflower and rice), sugarcane, coffee and livestock (growing herd and cattle for dairy production).

The Group distinguishes between consumable and bearer biological assets, and between mature and immature biological assets. “Consumable” biological assets are those assets that may be harvested as agriculture produce or sold as biological assets, for example livestock intended for dairy production. “Bearer” biological assets are those assets capable of producing more than one harvest, for example sugarcane or livestock from which raw milk is produced. “Mature” biological assets are those that have attained harvestable specifications (for consumable biological assets) or are able to sustain regular harvests (for bearer biological assets). “Immature” biological assets are those assets other than mature biological assets.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.11	Biological assets (continued)

Costs are capitalized as biological assets if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others. Costs that are expensed as incurred include administration and other general overhead and unallocated production overhead, among others.

Biological assets, both at initial recognition and at each subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.

Gains and losses that arise on measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce”.

Where there is an active market for a biological asset or agricultural produce, quoted market prices in the most relevant market are used as a basis to determine the fair value. Otherwise, when there is no active market or market-determined prices are not available, fair value of biological assets is determined through the use of valuation techniques.

Therefore, the fair value of biological assets is generally derived from the expected discounted cash flows of the related agricultural produce. The fair value of the agricultural produce at the point of harvest is generally derived from market determined prices. A general description of the determination of fair values based on the Company’s business segments follow:

•	Growing crops includng rice:

Growing crops including rice, for which biological growth is not significant, are measured at cost, which approximates fair value. Expenditure on growing crops includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.

Otherwise, biological assets are measured at fair value less estimated point-of-sale costs at initial recognition and at any subsequent period. Point-of-sale costs include all costs that would be necessary to sell the assets

The fair value of growing crops including rice is measured based on a formula, which takes into consideration the estimated crop yields, estimated market prices and costs, and discount rates. Yields are determined based on several factors including location of farmland, environmental conditions and other restrictions and growth at the time of measurement. Yields are multiplied by sown hectares to determine the estimated tons of crops including rice to be obtained. The tons are then multiplied by a net cash flow determined at the future crop prices less the direct costs to be incurred. This amount is discounted at a discount rate, which reflects current market assessments of the assets involved and the time value of money.

•	Growing herd and cattle:

Livestock are measured at fair value less estimated point-of-sale costs, with any changes therein recognized in the statement of income, on initial recognition as well as subsequently at each reporting period. The fair value of livestock is determined based on the actual selling prices less estimated point-of-sale costs in the markets where the Group operates.

•	Sugarcane:

Sugarcane planting costs form part of Property plant and equipment. The agricultural produce growing on sugarcane is classified as biological assets and are measured at fair value less cost to sell. The fair value of agricultural produce growing on sugarcane depends on the variety, location and maturity of the plantation.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.11	Biological assets (continued)

Agricultural produce growing in the Sugarcane, for which biological growth is not significant, is valued at cost, which approximates fair value. Expenditure on the agricultural produce growing in the sugarcane consists mainly of labor, agrochemicals and fertilizers among others. When it has attained significant biological growth, it is measured at fair value through a discounted cash flow model. Revenues are based on estimated yearly production volume (which will be destined to sugar, ethanol, energy and raw cane production) and the price is calculated as the average of daily prices for sugar future contracts (Sugar #11 ICE-NY contracts) for a six months period. Projected costs include maintenance and land leasing among others. These estimates are discounted at an appropriate discount rate.

35.12	Inventories

Inventories comprise of raw materials, finished goods (including harvested agricultural produce and manufactured goods) and others.

Harvested agricultural produce (except for rice and milk) are measured at net realizable value until the point of sale because there is an active market in the produce, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry carrying the inventories at net realizable value. Changes in net realizable value are recognized in the statement of income in the period in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

All other inventories (including rice and milk) are measured at the lower of cost and net realizable value. Cost is determined using the weighted average method.

35.13    Financial assets

Financial assets are classified in the following categories: at fair value through profit or loss and at amortized cost, namely loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition (see Note 18).

(a) Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Group commits to purchase or sell the asset. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the statement of income within “Other operating income, net” in the period in which they arise.

If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 35.15.

(b) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. This right must not be contingent on future events and must be enforceable in any case.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.14	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Commodity future contract fair values are computed with reference to quoted market prices on future exchanges markets. The fair values of commodity options are calculated using year-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.

The Group manages exposures to financial and commodity risks using hedging instruments that provide the appropriate economic outcome. The principal hedging instruments used may include commodity future contracts, put and call options, foreign exchange forward contracts and interest rate swaps. The Group does not use derivative financial instruments for speculative purposes.

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. Any derivatives that the Group holds to hedge these exposures are classified as “held for trading” and are shown in a separate line on the face of the statement of financial position. The method of recognizing gains or losses on derivatives depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Gains and losses on commodity derivatives are classified within “Other operating income, net”. Gains and losses on interest rate and foreign exchange rate derivatives are classified within ‘Financial results, net’. The Group designates certain derivatives as hedges of the foreign currency risk associated with highly probable forecast transactions (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the instruments that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

Cash flow hedge

The effective portion of the gain or loss on the instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income within "Finance income” or “Finance cost”, as appropriate.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective portion is recognized in the statement of income within "Finance income” or “Finance cost”, as appropriate.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income.

35.15	Trade and other receivables and trade and other payables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In the case of receivables, less allowance for trade receivables.

The group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.16	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. In the statements of cash flows, interest paid is presented within financing cash flows and interest received is presented within investing activities.

35.17	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest method. Borrowing costs are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

35.18	Provisions

Provisions are recognized when (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

35.19	Onerous contracts

The Group enters into contracts, which require the Group to sell commodities in accordance with the Group's expected sales. These contracts do not qualify as derivatives. These contracts are not recognized until at least one of the parties has performed under the agreement. However, when the contracts are onerous, the Group recognizes the present obligation under the contracts as a provision included within “Provision and other liabilities” in the statement of financial position. Losses under these onerous contracts are recognized within “Other operating income, net” in the statement of income.

35.20	Current and deferred income tax

The Group’s tax benefit or expense for each year comprises the charge for current tax payable and deferred taxation attributable to the Group’s operating subsidiaries. Tax is recognized in the statement of income, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted at the date of the statement of financial position in the countries where the Group’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) effective in the countries where the Group’s subsidiaries operate and generate taxable income.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.20	Current and deferred income tax (continued)

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect to remit overseas earnings in the foreseeable future in a way that would result in a charge to taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only to the extent that, at the date of the statement of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary.

35.21    Revenue Recognition

The Group’s primary activities comprise agricultural and agro-industrial activities.

The Group’s agricultural activities comprise growing and selling agricultural produce. In accordance with IAS 41 “Agriculture”, cattle are measured at fair value with changes therein recognized in the statement of income as they arise. Agricultural produce is measured at net realizable value with changes therein recognized in the statement of income as they arise. Therefore, sales of agricultural produce and cattle generally do not generate any separate gains or losses in the statement of income.

The Group’s agro-industrial activities comprise the selling of manufactured products (i.e. industrialized rice, milk-related products, ethanol, sugar, energy, among others). These sales are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts, and sales taxes, as applicable.

Revenue is recognized when the full control have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Transfers of control vary depending on the individual terms of the contract of sale. Revenues are recognised when control of the products has transferred, being when the products are delivered to the customer, having this full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the customer’s acceptance of the products.

The Group also provides certain agricultural-related services such as grain warehousing/conditioning and other services, e.g. handling and drying services. Revenue from services is recognized as services are provided.

The Group leases owned farmland property to third parties under operating lease agreements. Rental income is recognized on a straight-line basis over the period of the lease.

The Group is a party to a 15-year power agreement for the sale of electricity which expires in 2042. The delivery period starts in April and ends in November of each year. The Group is also a party to two 15-year power agreements which delivery period starts in March and ends in December of each year, these two agreements will expire in 2024 and 2025, respectively. Prices under all the agreements are adjusted annually for inflation. Revenue related to the sale of electricity under these two agreements is recorded based upon output delivered.

35.22	Farmlands sales

The Group’s strategy is to profit from land appreciation value generated through the transformation of its productive capabilities. Therefore, the Group may seek to realize value from the sale of farmland assets and businesses.

Farmland sales are not recognized until (i) the sale is completed, (ii) the Group has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Group has transferred to the buyer the risk of ownership, and does not have a continuing involvement. Gains from “farmland sales” are included in the statement of income under the line item “Other operating income, net”.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.23	Assets held for sale and discontinued operations

When the Group intends to dispose of, or classify as held for sale, a business component that represents a separate major line of business or geographical area of operations, or a subsidiary acquired exclusively with a view to resale, it classifies such operations as discontinued. The post tax profit or loss of the discontinued operations is shown as a single amount on the face of the statement of income, separate from the other results of the Group. Assets and liabilities classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a disposal rather than through continuing use. This condition is regarded as met only when management is committed to the sale (disposal), the sale (disposal) is highly probable and expected to be completed within one year from classification and the asset is available for immediate sale (disposal) in its present condition. The statements of income for the comparative periods are represented to show the discontinued operations separate from the continuing operations.

35.24	Earnings per share

Basic earnings per share is calculated by dividing the net income for the year attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted net earnings per share is computed by dividing the net income for the period by the weighted average number of ordinary shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis.

35.25    Equity-settled share-based payments

The Group issues equity settled share-based payments to certain directors, senior management and employees. Options under the awards were measured at fair value at the date of grant. An expense is recognized to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the awards that will eventually vest. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognized immediately.

35.26	Research and development

Research phase expenditure is expensed as incurred. Development expenditure is capitalized as an internally generated intangible asset only if it meets strict criteria, relating in particular to technical feasibility and generation of future economic benefits. Research expenses have been immaterial to date. The Group has not capitalized any development expenses to date.